Filed Pursuant to Rule 424(b)(3)
Registration File Number 333-130564;
333-130564-01;
333-130564-02;
333-130564-03

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 1, 2006

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated April 11, 2006)

$175,000,000

Sunoco Logistics Partners Operations L.P.

        % Senior Notes due 2016

Guaranteed By

Sunoco Logistics Partners L.P. and Subsidiaries

This is an offering by Sunoco Logistics Partners Operations L.P. of $175,000,000 of         % Senior Notes due 2016. Interest is payable on the notes on                      and                      of each year beginning                     , 2006. Interest on the notes will accrue from                     , 2006. The notes will mature on                     , 2016.

We may redeem all or part of the notes at any time at a price of 100% of their principal amount plus a make-whole premium and accrued and unpaid interest to the redemption date. The notes will not be entitled to the benefit of any sinking fund payment.

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior debt and senior to any future subordinated debt that we may incur. The notes will be unconditionally guaranteed by our parent, Sunoco Logistics Partners L.P., and our subsidiaries on a senior unsecured basis so long as they guarantee any of our other long-term indebtedness. Their guarantees of the notes will rank equally in right of payment with their existing and future senior debt, including their guarantees of indebtedness under our revolving credit facility and our outstanding 7.25% Senior Notes due 2012, and senior to any future subordinated debt that they may incur.

Investing in the notes involves risks. Please read “ Risk Factors” beginning on page S-12 of this prospectus supplement and on page 4 of the accompanying prospectus.

	Per Note	Total
Public Offering Price	%	$
Underwriting Discount	%	$
Proceeds to Sunoco Logistics Partners Operations L.P. (before expenses)%		$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

It is expected that delivery of the notes will be made to investors in registered book-entry form only through the facilities of the The Depository Trust Company on or about May        , 2006.

Joint Book-Running Managers

BARCLAYS CAPITAL	CITIGROUP

LEHMAN BROTHERS

CREDIT SUISSE

RBS GREENWICH CAPITAL

RAYMOND JAMES

SUNTRUST ROBINSON HUMPHREY

WACHOVIA SECURITIES

May     , 2006

Legend
Eastern Pipeline System
Joint Ventures
Explorer (9.4%)
West Shore (12.3%)
Wolverine (31.5%)
Yellowstone (14.0%)
Western Pipeline System
Joint Ventures
West Texas Gulf (43.8%)
Acquisitions
Corsicana/Wichita Falls
Mesa (37.0%)
Millenium/Kilgore
Amdel/White Oil
Terminal Facilities
Nederland Terminal
Product Terminal
Inkster LPG Terminal
Sunoco, Inc. Refinery
WASHINGTON
MONTANA
IDAHO
Spokane
Great Falls
Billings
WISCONSIN
Green Bay
Milwaukee
Madison
Rockford
Chicago
MICHIGAN
Grand Haven
Lansing
Inkster
Sarnia
Detroit
Niles
Toledo
ILLINOIS
INDIANA
OHIO
Buffalo
Syracuse
NEW YORK
PENNSYLVANIA
Pittsburgh
NEW JERSEY
Philadelphia
Marcus Hook
MARYLAND
DELAWARE
VIRGINIA
MISSOURI
St. Louis
Enid
Cushing
OKLAHOMA
Tulsa
Wichita Falls
Colorado City
Big Spring
Midland
TEXAS
Longview
Kilgore
Corsicana
Hearne
Houston
Nederland Terminal
LOUISIANA

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of notes. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of notes. If the information about the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

We expect delivery of the notes will be made against payment therefor on or about May        , 2006, which is the fourth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the day of pricing or the next succeeding two business days will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any trade to prevent a failed settlement. Such purchasers should consult their own advisors in that regard.

TABLES OF CONTENTS

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a more complete understanding of this offering. Please read “Risk Factors” beginning on page S-12 of this prospectus supplement and page 4 of the accompanying prospectus for more information about important risks that you should consider before investing in the notes.

As used in this prospectus supplement, unless the context otherwise indicates, the terms “we,” “us,” “our” and similar terms mean Sunoco Logistics Partners Operations L.P., together with our operating subsidiaries. References to the “master partnership,” “our parent” or “Sunoco Logistics Partners” refer to Sunoco Logistics Partners L.P. References to “Sunoco” mean Sunoco, Inc., the owner of the general partner of the master partnership. References to “Sunoco R&M” mean Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco through which Sunoco conducts its refining and marketing operations. We are the wholly owned operating subsidiary of the master partnership. Except where the context otherwise requires, references to, and descriptions of, our assets, operations and financial results include the assets, operations and financial results of the master partnership and its subsidiaries and predecessors.

Sunoco Logistics Partners Operations L.P.

We are a Delaware limited partnership formed by Sunoco Logistics Partners to own, operate and acquire a geographically diverse portfolio of complementary pipeline, terminalling, and crude oil acquisition and marketing assets. We are principally engaged in the transportation, terminalling and storage of refined products and crude oil and the purchase and sale of crude oil. Sunoco Logistics Partners conducts substantially all of its business through us. We are the borrower under the master partnership’s revolving credit facility, and we are the issuer of all of the master partnership’s publicly-traded notes, all of which are guaranteed by Sunoco Logistics Partners. Our financial results do not differ materially from those of Sunoco Logistics Partners. The number and dollar amount of reconciling items between our consolidated financial statements and those of Sunoco Logistics Partners are insignificant. All financial results presented in this prospectus supplement and the accompanying prospectus are those of Sunoco Logistics Partners.

Our business is currently comprised of three segments, consisting of our Eastern Pipeline System, our Terminal Facilities and our Western Pipeline System.

•	Eastern Pipeline System. Our Eastern Pipeline System primarily serves the northeast and midwest United States refining and marketing operations of Sunoco R&M and includes: (i) approximately 1,647 miles of refined product pipelines, including a two-thirds undivided interest in the 80-mile refined product Harbor pipeline; (ii) 58 miles of interrefinery pipelines between two of Sunoco R&M’s refineries; and (iii) approximately 140 miles of crude oil pipelines. In addition, our Eastern Pipeline System includes equity interests in four refined product pipelines, which primarily serve third-party shippers. These equity interests include: (i) a 9.4% interest in Explorer Pipeline Company, a joint venture that owns a 1,413-mile refined product pipeline; (ii) a 31.5% interest in Wolverine Pipe Line Company, a joint venture that owns a 721-mile refined product pipeline;(iii) a 12.3% interest in West Shore Pipe Line Company, a joint venture that owns a 652-mile refined product pipeline; and (iv) a 14.0% interest in Yellowstone Pipe Line Company, a joint venture that owns a 655-mile refined product pipeline.

•

Terminal Facilities. Our Terminal Facilities consist of: (i) 35 inland refined product terminals with an aggregate storage capacity of approximately 5.9 million barrels, primarily serving our Eastern Pipeline System; (ii) a 2.0 million barrel refined product terminal serving Sunoco R&M’s Marcus Hook refinery near Philadelphia, Pennsylvania; (iii) the Nederland Terminal, a 12.5 million barrel marine crude oil terminal on the Texas Gulf Coast; (iv) one inland and two marine crude oil terminals with a combined capacity of approximately 3.4 million barrels and related pipelines, which serve Sunoco R&M’s refinery in Philadelphia, Pennsylvania; (v) a ship and barge dock that serves Sunoco R&M’s Eagle Point refinery; and (vi) a 1.0 million barrel liquefied petroleum gas, or LPG, terminal located near Detroit, Michigan that principally serves Sunoco R&M’s refinery in Toledo, Ohio.

•	Western Pipeline System. Our Western Pipeline System gathers, purchases, sells, and transports crude oil principally in Oklahoma and Texas and consists of: (i) approximately 3,115 miles of crude oil trunk pipelines, including a 37.0% undivided interest in the 80-mile Mesa Pipe Line System, and approximately 520 miles of crude oil gathering lines that supply the trunk pipelines; (ii) approximately 116 crude oil transport trucks; (iii) approximately 130 crude oil truck unloading facilities; and (iv) a 43.8% interest in West Texas Gulf Pipe Line Company, a joint venture that owns a 579-mile crude oil pipeline.

On March 1, 2006, we purchased two crude oil pipeline systems and related crude oil storage facilities located in Texas from affiliates of Black Hills Energy, Inc. and Alon USA Energy, Inc. for $41.4 million and $68.0 million, respectively. These pipeline systems are included in our Western Pipeline System and the statistics discussed above. On April 17, 2006, we signed a definitive agreement to purchase a 50% interest in a refined products terminal located in Syracuse, New York from Mobil Pipe Line Company, an affiliate of Exxon Mobil Corporation. On April 18, 2006, the board of directors of our general partner approved construction of two new storage tanks with a combined capacity of 1.3 million shell barrels at our Nederland, Texas Terminal. Please read “—Recent Developments” beginning on page S-4 and “Overview of Acquisitions” on page S-18 of this prospectus supplement for more information about these assets.

We transport, terminal, and store refined products and crude oil in 12 states located in the northeast, midwest and southwest United States. We generate revenues by charging tariffs for transporting refined products, crude oil and other hydrocarbons through our pipelines as well as by charging fees for storing refined products, crude oil and other hydrocarbons in, and for providing other services at, our terminals. We also generate revenues by purchasing domestic crude oil and selling it to Sunoco R&M and other customers. Generally, as we purchase crude oil, we simultaneously enter into corresponding sale transactions involving physical deliveries of crude oil, which enables us to secure a profit on the transaction at the time of purchase and establish a substantially balanced position, thereby minimizing our exposure to crude oil price volatility after the initial purchase. However, the margins we receive from these transactions may vary from period to period. We do not enter into futures contracts or other derivative instruments in connection with these purchases and sales.

For the year ended December 31, 2005, we had revenues of $4.5 billion, EBITDA of $117.1 million and net income of $61.7 million. For the three months ended March 31, 2006, we had revenues of $1.3 billion, EBITDA of $33.6 million and net income of $18.4 million. For an explanation of EBITDA and a reconciliation of EBITDA to operating income, please read note 7 to “—Summary Financial and Operating Data” of this prospectus supplement.

Our Business Strategies

Our primary business strategies are to:

•	generate stable cash flows;

•	increase our pipeline and terminal throughput;

•	pursue strategic and accretive acquisitions that complement or supplement our existing asset base; and

•	continue to improve our operating efficiency and to reduce our costs.

Our Competitive Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•	We have a unique strategic relationship with Sunoco and its affiliates. Many of our refined product and crude oil pipelines and terminals are directly linked to Sunoco R&M’s refineries and afford Sunoco R&M a cost-effective means to access crude oil and distribute refined products. In connection with the master partnership’s initial public offering, we entered into an agreement with Sunoco R&M under which Sunoco R&M agreed to use the pipelines and terminals that we owned as of that time. Sunoco R&M’s obligations under this agreement expire in 2007 and 2009. In addition, under our omnibus agreement with Sunoco, we have the right to purchase from Sunoco and its affiliates certain crude oil and refined products pipeline assets currently owned by Sunoco and its affiliates, as well as any significant crude oil or refined product pipeline and terminalling assets, which we often refer to as logistics assets, associated with acquisitions made by Sunoco and its affiliates. Our acquisition of the ship and barge docks and truck loading racks serving Sunoco R&M’s Eagle Point refinery in March 2004 and our acquisition of an undivided interest in the Mesa Pipe Line System in 2005 are examples of our exercising these rights under the omnibus agreement. As part of the Eagle Point acquisition, we entered into an agreement with Sunoco R&M under which Sunoco R&M agreed to use those logistics assets until March 2016.

•	Our refined product pipelines and terminal facilities are strategically located in areas with high demand. We have a strong presence in the northeastern and midwestern United States, and our transportation and distribution assets in these regions operate at high utilization rates, providing us with a base of stable cash flows.

•	We have a complementary portfolio of assets that are both geographically and operationally diverse. Our assets include refined product pipelines and terminals in the northeastern and midwestern United States, a crude oil terminal on the Texas Gulf Coast and crude oil pipelines in Oklahoma and Texas. We also own equity interests in four refined product pipelines located in the central and western regions of the United States and one crude oil pipeline extending across Texas. This geographic and asset diversity contributes to the stability of our cash flows.

•	Our pipelines and terminal facilities are efficient and well-maintained. In recent years, we have made significant investments to upgrade our asset base. All of our refined product pipelines and terminal facilities and many of our crude oil pipelines are automated to provide continuous, real-time, operational data. We continually undertake internal inspection programs and other procedures to monitor the integrity of our pipelines.

•	Our executive officers and directors have extensive energy industry experience. Our executive officers and directors have broad experience in the energy industry and our management team has operated our core assets for over ten years. As a result, we believe that we have the expertise to execute our business strategies and manage our assets and operations effectively. The master partnership’s general partner has adopted incentive compensation plans to closely align the interests of our executive officers with the interests of our other stakeholders.

Our Relationship with Sunoco and its Affiliates

We have a strong and mutually beneficial relationship with Sunoco, one of the leading independent refining and marketing companies in the United States and the largest refiner in the northeastern United States. Sunoco operates its businesses through a number of operating subsidiaries, the primary one being Sunoco R&M, which operates Sunoco’s refineries and markets gasoline and convenience items through over 4,700 retail sites. Sunoco R&M owns and operates five refineries with an aggregate refining capacity of approximately 900,000 barrels per day, or bpd. Substantially all of Sunoco’s business activities with us are conducted through Sunoco R&M and the majority of our operations are strategically located within Sunoco R&M’s refining and marketing supply chain. Sunoco R&M relies on us to provide transportation and terminalling services that support a significant portion of its refining and marketing operations.

The success of our operations depends substantially upon the continued use of our pipelines and terminal facilities by Sunoco R&M. For the three months ended March 31, 2006, Sunoco R&M accounted for approximately 68% of the total revenues of our Eastern Pipeline System, approximately 66% of the total revenues of our Terminal Facilities and approximately 37% of the total revenues of our Western Pipeline System. We have entered into agreements with Sunoco R&M under which Sunoco R&M has agreed to use many of our logistics assets. The majority of Sunoco R&M’s minimum revenue obligations under these agreements will expire in 2007 and 2009. Since the master partnership’s initial public offering, revenues generated by Sunoco R&M related to these agreements have exceeded these minimum revenue obligations by an average of approximately 19% per year. We expect to continue to derive a substantial portion of our revenues from Sunoco R&M for the foreseeable future. These agreements and other related contracts, coupled with the strategic interplay between our assets and Sunoco R&M’s assets, result in a mutually beneficial relationship between us and Sunoco R&M.

Concurrent Offering of Common Units

Concurrently with our offering of senior notes, the master partnership is offering 2,400,000 common units in a registered public offering. Based on our anticipated timing of the common unit offering, we expect that the common units sold in that offering will receive the declared cash distribution of $0.75 per unit for the first quarter of 2006. Our offering of senior notes is not conditioned upon the consummation of the master partnership’s proposed concurrent offering of common units. This prospectus supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the common units offered by the master partnership. Please read “Use of Proceeds” and “Capitalization.”

Recent Developments

Recent and Pending Acquisitions: Since December 2005, we acquired or entered into agreements to acquire the following assets:

•	Mesa Pipeline. In December 2005, we purchased a 37.0% undivided interest in the Mesa Pipe Line System for approximately $6.6 million from affiliates of Sunoco and Chevron. The Mesa Pipe Line System consists of an 80-mile, 24-inch crude oil pipeline from Midland, Texas to Colorado City, Texas, with an operating capacity of 316,000 bpd, and approximately 800,000 barrels of tankage at Midland. The Mesa Pipe Line System connects to the West Texas Gulf pipeline, of which we own a 43.8% interest, which supplies crude oil to the Mid-Valley pipeline.

•	Millennium and Kilgore Pipelines. On March 1, 2006, we purchased a crude oil pipeline system from affiliates of Black Hills Energy, Inc. for $41.4 million. The system consists of 390 miles of crude oil pipelines with an operating capacity of 100,000 bpd and 340,000 shell barrels of active storage capacity.

•	Amdel and White Oil Pipelines. On March 1, 2006, we acquired a crude oil pipeline system located in Texas from affiliates of Alon USA Energy, Inc. for $68.0 million. The system consists of 528 miles of crude oil pipelines with an operating capacity of 67,000 bpd. Alon has also agreed to ship a minimum of 15,000 bpd on these pipelines under a 10-year throughput and deficiency agreement. These pipelines are currently idled and are scheduled to be returned to service on June 1, 2006.

•	Refined Products Terminal. On April 17, 2006, we signed a definitive agreement to purchase a 50% interest in a refined products terminal located in Syracuse, New York from Mobil Pipe Line Company, an affiliate of Exxon Mobil Corporation. The storage capacity of this terminal is approximately 550,000 barrels. The transaction is subject to purchase rights held by an existing owner and normal conditions to closing for assets of this nature.

Please read “Overview of Acquisitions” beginning on page S-18 of this prospectus supplement for more information about these assets.

Expansion of Nederland Terminal. On April 18, 2006, the board of directors of our general partner approved construction of two new storage tanks with a combined capacity of 1.3 million shell barrels at our Nederland, Texas Terminal. These tanks are expected to be completed by the third quarter of 2007 and, coupled with the other tanks currently under construction, will increase the capacity of our Nederland Terminal to 16.5 million shell barrels.

Our Ownership, Structure and Management

We are the operating subsidiary of the master partnership. We and our subsidiaries conduct the master partnership’s operations and own its operating assets. Our general partner has sole responsibility for conducting our business and for managing our operations. The directors and officers of our general partner are the same as the officers and directors of Sunoco Partners LLC, the general partner of the master partnership. Sunoco, the owner of our master partnership’s general partner, receives an annual administrative fee for the provision of various general and administrative services for our benefit. The fee does not include salaries of pipeline and terminal personnel or other employees of our master partnership’s general partner, including senior executives, or the cost of their employee benefits. We will also reimburse Sunoco and its affiliates for direct expenses they incur on our behalf.

Upon consummation of this offering and assuming a successful completion of the master partnership’s proposed concurrent common unit offering:

•	There will be 16,192,136 publicly held common units outstanding representing an aggregate 56.2% limited partner interest in the master partnership;

•	Sunoco, through its ownership of the master partnership’s general partner, will own 6,371,915 common units and 5,691,819 subordinated units representing an aggregate 41.8% limited partner interest in the master partnership; and

•	the master partnership’s general partner will continue to own a 2.0% general partner interest in the master partnership and all of the incentive distribution rights.

The following chart depicts the organization and ownership of us, our subsidiaries and the master partnership after giving effect to this offering and the master partnership’s proposed concurrent offering of common units, but before any exercise of the underwriters’ option to purchase additional common units of the master partnership. This offering of senior notes is not conditioned upon the consummation of the master partnership’s proposed concurrent offering of common units. This prospectus supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the common units offered by the master partnership.

Percentage Interest
Ownership of Sunoco Logistics Partners Operations L.P.
Sunoco Logistics Partners GP LLC General Partner Interest	0.01%
Sunoco Logistics Partners L.P. Limited Partner Interest	99.99%

Total	100.0%

Ownership of Sunoco Logistics Partners L.P.
Public Common Units	56.2%
Sunoco Partners LLC Common Units	22.1%
Sunoco Partners LLC Subordinated Units	19.7%
Sunoco Partners LLC General Partner Interest	2.0%

Total	100.0%

Our principal executive offices are located at Mellon Bank Center, 1735 Market Street, Suite LL, Philadelphia, Pennsylvania 19103, and our phone number is (866) 248-4344.

The Notes Offering

Issuer	Sunoco Logistics Partners Operations L.P.

Securities	$175,000,000 of % Senior Notes due 2016.

Maturity Date	, 2016.

Interest Payment Dates	We will pay interest on the notes in arrears each and , beginning , 2006.

Mandatory Redemption	We will not be required to make mandatory redemption or sinking fund payments on the notes or to repurchase the notes at the option of the holders.

Optional Redemption

We may redeem the notes, in whole or in part, at any time at a price equal to 100% of the principal amount plus accrued and unpaid interest to the date of redemption, plus a make-whole premium as described under “Description of the Notes—Optional Redemption.”

Guarantees

The notes will be unconditionally guaranteed by our parent and our subsidiaries on a senior unsecured basis so long as they guarantee any of our other long-term indebtedness. If we cannot make payments on the notes when they are due, the guarantors must make them instead.

Ranking

The notes will be our general unsecured obligations. The notes will rank equally in right of payment with all our existing and future senior debt, including indebtedness under our revolving credit facility and our outstanding 7.25% Senior Notes due 2012, and senior in right of payment to any subordinated debt that we may incur. The guarantees of the notes will rank equally in right of payment with the guarantors’ existing and future senior debt, including their guarantees of indebtedness under our revolving credit facility and our 7.25% Senior Notes due 2012, and senior in right of payment to any subordinated debt they may incur. Neither we nor any guarantor currently has any secured debt outstanding.

Certain Covenants	The indenture governing the notes limits our ability and the ability of our subsidiaries, among other things, to:

•	create liens without equally and ratably securing the notes; and

•	engage in certain sale and leaseback transactions.

The indenture also limits our ability to engage in mergers, consolidations and certain sales of assets.

These covenants are subject to important exceptions and qualifications, as described under “Description of the Notes—Important Covenants.”

Use of Proceeds

We estimate the net proceeds from this offering will be approximately $173.9 million, after deducting underwriting discounts but before offering expenses. The master partnership will use all of the net proceeds from this offering, the master partnership’s proposed concurrent common unit offering and the related capital contribution of the master partnership’s general partner:

•	to repay in full the $216.1 million of indebtedness outstanding under our revolving credit facility as of March 31, 2006, $109.5 million of which was incurred to finance our acquisition of the Millennium and Kilgore pipeline system and the Amdel and White Oil pipeline system;

•	to fund $38.0 million of our 2006 organic growth program; and

•	for general partnership purposes, including to finance pending and future acquisitions.

The master partnership expects to use all the net proceeds from any exercise of the underwriters’ option to purchase additional common units of the master partnership, together with the related capital contribution of the general partner of the master partnership, to fund additional amounts under its 2006 organic growth program and for general partnership purposes, including to finance pending and future acquisitions.

If the master partnership does not consummate its proposed offering of common units, it expects to use the net proceeds from our offering of senior notes to repay indebtedness outstanding under our revolving credit facility.

Affiliates of each of the underwriters participating in this offering are lenders under our revolving credit facility and will receive greater than 10% of the net proceeds of this offering through our repayment of that facility. Please read “Underwriting.”

Please read “Use of Proceeds” and “Capitalization.”

Ratings	We have obtained the following ratings on the notes: BBB by Standard & Poor’s Ratings Services and Baa2 by Moody’s Investors Service, Inc.

A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if the rating agency decides that the circumstances warrant a revision.

Risk Factors	Please read “Risk Factors” beginning on page S-12 and on page 4 of the accompanying prospectus for a discussion of factors you should carefully consider before investing in the notes.

Trustee	Citibank, N.A.

Governing Law	The notes and the guarantees will be governed by New York law.

Summary Financial and Operating Data

The following tables set forth summary condensed consolidated financial and operating data of Sunoco Logistics Partners L.P. for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2005 and 2006. The summary financial data presented below is derived from (i) the audited financial statements of Sunoco Logistics Partners L.P., which are included in its Annual Report on Form 10-K for the year ended December 31, 2005 and (ii) the unaudited financial statements included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2006. Sunoco Logistics Partners L.P.’s Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 are incorporated by reference herein.

The summary financial and operating data should be read together with, and are qualified in their entirety by reference to, the historical condensed consolidated financial statements of Sunoco Logistics Partners L.P. and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in its Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

	Year Ended December 31,			Three Months Ended March 31,
	2003(1)	2004(2)	2005(3)	2005	2006(4)
				(Unaudited)
	($ in thousands, except per unit amounts)
Income Statement Data:
Revenues:
Sales and other operating revenue:
Affiliates	$1,383,090	$1,751,612	$1,986,019	$476,923	$478,321
Unaffiliated customers	1,274,383	1,699,673	2,496,593	534,926	782,650
Other income(5)	16,730	13,932	14,295	3,627	2,391

Total revenues	2,674,203	3,465,217	4,496,907	1,015,476	1,263,362

Costs and expenses:
Cost of products sold and operating expenses	2,519,160	3,307,480	4,326,713	974,911	1,214,786
Depreciation and amortization	27,157	31,933	33,838	8,122	8,946
Selling, general and administrative expenses	48,412	48,449	53,048	11,917	15,003

Total costs and expenses	2,594,729	3,387,862	4,413,599	994,950	1,238,735

Operating income	79,474	77,355	83,308	20,526	24,627
Net interest cost and debt expense	20,040	20,324	21,599	5,228	6,203

Net income	$59,434	$57,031	$61,709	$15,298	$18,424

Net income per limited partner unit:
Basic	$2.55	$2.29	$2.37	$0.60	$0.66

Diluted	$2.53	$2.27	$2.35	$0.59	$0.66

Cash distributions per unit to limited partners(6):
Paid	$1.9875	$2.3200	$2.5625	$0.6250	$0.7125

Declared	$2.0500	$2.3950	$2.6500	$0.6250	$0.7500

	Year Ended December 31,						Three Months Ended March 31,
	2003(1)		2004(2)		2005(3)		2005		2006(4)
							(Unaudited)
	($ in thousands, except per unit amounts)
Balance Sheet Data (at period end):
Net properties, plants and equipment	$583,164		$647,200		$814,836		$646,933		$930,366
Total assets	1,181,006		1,368,786		1,680,685		1,515,238		1,894,181
Total debt	313,136		313,305		355,573		313,347		465,116
Total partners’ capital	403,758		460,594		523,411		458,393		520,878
Other Financial Data:
Net cash provided by operating activities	$97,212		$106,622		$90,835		$4,601		$38,778
Net cash provided by (used in) investing activities	(39,008)		(95,583)		(180,654)		(7,841)		(127,676)
Net cash provided by (used in) financing activities	(41,963)		(8,460)		58,804		(16,749)		72,204
Capital expenditures:
Maintenance	$30,850		$30,829		$31,194		$4,901		$6,439
Expansion	10,226	(1)	64,754	(2)	149,460	(3)	2,940		116,913	(4)

Total capital expenditures	$41,076	(1)	$95,583	(2)	$180,654	(3)	$7,841		$123,352	(4)

EBITDA(7)	$106,631		$109,288		$117,146		$28,648		$33,573
Distributable cash flow(7)	$61,055		$65,182		$72,378		$18,880		$20,931
Ratio of earnings to fixed charges(8)	3.56	x	3.55	x	3.55	x	3.74	x	3.47	x
Operating Data:
Eastern Pipeline System total shipments (in thousands of barrel miles per day)(9)(10)	55,324		59,173		56,907		55,601		60,989
Terminal Facilities throughput (bpd)	1,204,394		1,464,254		1,549,427		1,577,722		1,566,577
Western Pipeline System throughput (bpd)(9)	304,471		298,797		356,129		317,970		485,007
Crude oil purchases at wellhead (bpd)	193,176		186,827		186,224		194,848		181,413

(1)	On September 30, 2003, we acquired an additional 3.1% ownership interest in West Shore Pipe Line Company for $3.7 million, increasing our overall ownership percentage to 12.3%. The purchase price for this acquisition has been included within the 2003 expansion capital expenditures, and the equity income attributable to this additional 3.1% ownership interest in West Shore Pipe Line Company has been included in our statements of income from the date of its acquisition.
(2)	During the year ended December 31, 2004, we completed the following acquisitions: the Eagle Point logistics assets, which were purchased for $20.0 million on March 30, 2004; two refined product terminals located in Baltimore, Maryland and Manassas, Virginia, which were purchased for $12.0 million on April 28, 2004; an additional 33.3% undivided interest in the Harbor pipeline, which was acquired on June 28, 2004 for $7.3 million; and a refined product terminal located in Columbus, Ohio, which was purchased for $8.0 million on November 30, 2004. The aggregate purchase price for these acquisitions has been included within the 2004 expansion capital expenditures, and their results of operations have been included in our financial statements from their dates of acquisition.
(3)

Expansion capital expenditures in 2005 includes $100.0 million related to the August 1, 2005 acquisition of the Corsicana to Wichita Falls, Texas crude oil pipeline system and storage facilities, and $5.5 million related to the December 2005 acquisition of an undivided joint interest in the Mesa Pipe Line System. The total purchase price of the Mesa interest was $6.6 million, however since a portion of the interest was acquired from Sunoco, it was recorded by us at Sunoco’s historical cost and the $1.1 million difference between the purchase price and the cost basis of the assets was recorded by us as a capital distribution.

(4)	Expansion capital expenditures in 2006 includes $37.5 million related to the acquisition of the Millennium and Kilgore pipeline system and $68.0 million related to the Amdel and White Oil pipeline system, both in March 2006.
(5)	Includes equity income from investments in corporate joint ventures.
(6)	Cash distributions paid per unit to limited partners include payments made per unit during the period stated. Cash distributions declared per unit to limited partners include distributions declared per unit related to the quarters within the period stated. Declared distributions are paid within 45 days following the close of each quarter.
(7)	EBITDA and distributable cash flow provide additional information for evaluating our ability to make distributions to our unitholders and our general partner. The following table reconciles the difference between operating income, as determined under United States generally accepted accounting principles, and EBITDA and distributable cash flow (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Operating income	$79,474	$77,355	$83,308	$20,526	$24,627
Depreciation and amortization	27,157	31,933	33,838	8,122	8,946

EBITDA	106,631	109,288	117,146	28,648	33,573
Interest expense, net	(20,040)	(20,324)	(21,599)	(5,228)	(6,203)
Maintenance capital expenditures	(30,850)	(30,829)	(31,194)	(4,901)	(6,439)
Sunoco reimbursements	5,314	7,047	8,025	361	—

Distributable cash flow	$61,055	$65,182	$72,378	$18,880	$20,931

Our management believes EBITDA and distributable cash flow information enhances an investor’s understanding of a business’ ability to generate cash for payment of distributions and other purposes. In addition, EBITDA is also used as a measure in our $300 million revolving credit facility in determining our compliance with certain covenants. However, there may be contractual, legal, economic or other reasons that may prevent us from satisfying principal and interest obligations with respect to indebtedness and may require us to allocate funds for other purposes. EBITDA and distributable cash flow do not represent and should not be considered alternatives to net income, operating income or cash flows from operating activities, as determined under United States generally accepted accounting principles and may not be comparable to other similarly titled measures of other businesses.
(8)	Please read “Ratio of Earnings to Fixed Charges” on page 21 of the accompanying prospectus for the method of calculating the ratio of earnings to fixed charges.
(9)	Excludes amounts attributable to our equity ownership interests in corporate joint ventures.
(10)	Total shipments represent the total average daily pipeline throughput multiplied by the number of miles of pipeline through which each barrel has been shipped. We believe that total shipments is a better performance indicator for the Eastern Pipeline System than throughput as certain refined product pipelines, including inter-refinery and transfer pipelines, transport large volumes over short distances and generate minimal revenues.

RISK FACTORS

An investment in our senior notes involves risks. You should carefully consider all of the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference as provided under “Where You Can Find More Information,” including Sunoco Logistics Partners L.P.’s annual report on Form 10-K for the year ended December 31, 2005 and its quarterly report on Form 10-Q for the quarter ended March 31, 2006, and the risk factors described under “Risk Factors” in such reports. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference also contain forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below, elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference. If any of these risks occur, our business, financial condition or results of operation could be adversely affected.

Risks Related to our Business

If we are unable to complete capital projects at their expected costs and/or in a timely manner, or if the market conditions assumed in our project economics deteriorate, our financial condition, results of operations, or cash flows could be affected materially and adversely.

Delays or cost increases related to capital spending programs involving construction of new facilities (or improvements and repairs to our existing facilities) could adversely affect our ability to achieve forecasted internal rates of return and operating results. Delays in making required changes or upgrades to our facilities could subject us to fines or penalties as well as affect our ability to supply certain products we make. Such delays or cost increases may arise as a result of unpredictable factors in the marketplace, many of which are beyond our control, including:

•	denial or delay in issuing requisite regulatory approvals and/or permits;

•	unplanned increases in the cost of construction materials or labor;

•	disruptions in transportation of modular components and/or construction materials;

•	severe adverse weather conditions, natural disasters, or other events (such as equipment malfunctions explosions, fires, spills) affecting our facilities, or those of vendors and suppliers;

•	shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;

•	market-related increases in a project’s debt or equity financing costs; and/or

•	nonperformance by, or disputes with, vendors, suppliers, contractors, or sub-contractors involved with a project.

Our forecasted internal rates of return also are based upon our projections of future market fundamentals which are not within our control, including changes in general economic conditions, available alternative supply and customer demand.

Mergers among our customers and competitors could result in lower volumes being shipped on our pipelines or products stored in or distributed through our terminals, or reduced crude oil marketing margins or volumes.

Mergers between existing customers could provide strong economic incentives for the combined entities to utilize their existing systems instead of ours in those markets where the systems compete. As a result, we could lose some or all of the volumes and associated revenues from these customers and we could experience difficulty in replacing those lost volumes and revenues, which could materially and adversely affect our financial condition, results of operations, or cash flows.

Rate regulation may not allow us to recover the full amount of increases in our costs, and a successful challenge to our rates could materially and adversely affect our financial condition, results of operations, or cash flows.

With respect to the interstate pipeline transportation services we provide, the primary rate-making methodology of the Federal Energy Regulatory Commission, or the FERC, is price indexing. We currently use this methodology to establish rates for most of our interstate pipeline transportation services. In an order issued March 21, 2006, the FERC ordered that the Producer Price Index for Finished Goods, or PPI, plus 1.3% be used as the index for the five-year period commencing July 1, 2006 (previously, the index was equal to the change in the producer price index for finished goods). This represents an increase in the index to be used for setting ceiling levels for oil pipeline rate changes. As of this filing, the period for appealing this FERC order to the federal courts has not yet passed. If in the future the index falls, we may be required to reduce our rates that are based on the FERC’s price indexing methodology if they exceed the new maximum allowable rate. In addition, changes in the index may not be large enough to fully reflect actual increases in our costs. The FERC’s ratemaking methodologies may limit our ability to set rates based on our true costs or may delay the use of rates that reflect increased costs. Under the indexing regulations, we could request a rate increase that exceeds index levels for indexed rates using a cost-of-service approach, but only after we establish that a substantial divergence exists between the actual costs we experienced and the rate resulting from the application of the index. Any of the foregoing could materially and adversely affect our financial condition, results of operations, or cash flows.

Under the Energy Policy Act adopted in 1992, certain interstate pipeline rates were deemed just and reasonable or “grandfathered.” Most of our revenues are derived from grandfathered rates on our FERC-regulated refined products pipelines. A person challenging a grandfathered rate must, as a threshold matter, establish a substantial change since the date of enactment of the Act, in either the economic circumstances or the nature of the service that formed the basis for the rate. A complainant might assert that the creation of the partnership itself constitutes such a change, an argument that has not previously been specifically addressed by the FERC. If the FERC were to find a substantial change in circumstances, then the existing rates could be subject to detailed review. There is a risk that some rates could be found to be in excess of levels justified by our cost of service. In such event, the FERC would order us to reduce rates prospectively and could order us to pay reparations to complaining shippers. Reparations could be required for a period of up to two years prior to the date of filing the complaint in the case of rates that are not grandfathered and for the period starting with the filing of the complaint in the case of grandfathered rates. Any such order could materially and adversely affect our financial condition, results of operations, or cash flows.

We applied to the FERC for permission to charge market-based rates in many of the refined products markets we serve. In January 2006, the FERC granted our request for several origin and destination markets. However, the FERC also established hearing procedures to determine whether we may charge market-based rates in the remaining markets. As a result, we are able to establish rates without regard to the index or our cost-of-service in the market from Toledo to Detroit.

On July 20, 2004, the United States Court of Appeals for the District of Columbia Circuit, or the D.C. Circuit, issued its opinion in BP West Coast Products, LLC v. FERC, which upheld the FERC’s determination that the rates of an interstate petroleum products pipeline, SFPP, L.P., or SFPP, were grandfathered rates under the Energy Policy Act of 1992 and that SFPP’s shippers had not demonstrated substantially changed circumstances that would justify modification of those rates. The court also vacated the portion of the FERC’s decision applying the Lakehead policy. In the Lakehead decision, the FERC allowed an oil pipeline master limited partnership to include in its cost-of-service an income tax allowance to the extent that its unitholders were corporations subject to income tax. The ultimate outcome of this proceeding is not certain, and could result in changes to the FERC’s treatment of income tax allowances in cost-of-service. In May and June 2005, the FERC issued a statement of general policy, as well as an order on remand of BP West Coast, respectively, in which the FERC stated it will permit pipelines to include in cost-of-service a tax allowance to reflect actual or potential tax liability on their public utility income attributable to all partnership or limited liability company interests, if the ultimate owner of the interest has an actual or potential income tax liability on such income. Whether a pipeline’s owners have such actual or potential income tax liability will be reviewed by the FERC on a case-by-case basis. Although the new policy is generally favorable for pipelines that are organized as pass-through entities, it still entails rate risk due to the case-by-case review requirement. In December 2005, the FERC issued its first case-specific review of the income tax allowance issue in the SFPP, L.P. proceeding. The FERC ruled favorably to SFPP, L.P. on all income tax issues and set forth guidelines regarding the type of evidence necessary for the pipeline to determine its income tax allowance. The FERC’s BP West Coast remand decision, the new tax allowance policy, and the December 2005 order have been appealed to the D.C. Circuit, and rehearing requests have been filed at the FERC with respect to the December 2005 order. As a result, the ultimate outcome of these proceedings is not certain and could result in changes to the FERC’s treatment of income tax allowances in cost of service. If the FERC were to change its tax allowance policies in the future, such changes could materially and adversely impact the rates we are permitted to charge for our interstate transportation services.

In addition, a state commission could also investigate our intrastate rates or terms and conditions of service on its own initiative or at the urging of a shipper or other interested party. If a state commission found that our rates exceeded levels justified by our cost of service, the state commission could order us to reduce our rates.

Sunoco R&M has agreed not to challenge, or to cause others to challenge or assist others in challenging, our tariff rates filed or in effect on or before February 28, 2009. This agreement does not prevent other current or future shippers from challenging our tariff rates. At the end of the term of the agreement, Sunoco R&M will be free to challenge, or to cause other parties to challenge or assist others in challenging, our tariff rates other than those filed or in effect on or before February 28, 2009. If any party successfully challenges our tariff rates, it could materially and adversely affect our financial condition, results of operations, or cash flows.

Potential changes to current rate-making methods and procedures may impact the federal and state regulations under which we will operate in the future. In addition, if the FERC’s petroleum pipeline ratemaking methodologies change, a new methodology could materially and adversely affect our financial condition, results of operations, or cash flows.

Risks Related to the Notes

The notes and the guarantees will be effectively subordinated to any secured debt of ours or the guarantors, and, in the event of our bankruptcy or liquidation, holders of the notes will be paid from any assets remaining after payments to any holders of our secured debt.

The notes and the guarantees will be general unsecured senior obligations of us and the guarantors, respectively, and effectively subordinated to any secured debt that we or they may have to the extent of the value of the assets securing that debt. The indenture will permit the guarantors and us to incur secured indebtedness provided certain conditions are met. In addition, while all our existing subsidiaries will guarantee the notes, in the event any of our subsidiaries in the future do not guarantee the notes, the notes will be effectively subordinated to the liabilities of any of these non-guarantor subsidiaries.

If we are declared bankrupt or insolvent, or are liquidated, the holders of our secured debt will be entitled to be paid from our assets securing their debt before any payment may be made with respect to the notes. If any of the preceding events occur, we may not have sufficient assets to pay amounts due on our secured debt and the notes.

The notes have no established trading market or history and liquidity of trading markets for the notes may be limited.

The notes will constitute a new issue of securities with no established trading market. Although the underwriters have indicated that they intend to make a market in the notes, they are not obligated to do so and any of their market-making activities may be terminated or limited at any time. In addition, we do not intend to apply for a listing of the notes on any securities exchange or interdealer quotation system. As a result, there can be no assurance as to the liquidity of markets that may develop for the notes, the ability of noteholders to sell their notes or the prices at which notes could be sold. The notes may trade at prices that are lower than their initial purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The liquidity of trading markets for the notes may also be adversely affected by general declines or disruptions in the markets for debt securities. Those market declines or disruptions could adversely affect the liquidity of and market for the notes independent of our financial performance or prospects.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $173.9 million from the sale of $175 million in aggregate principal amount of senior notes we are offering, after deducting underwriting discounts but before offering expenses. The master partnership expects to also receive approximately $101.1 million from its proposed offering of 2,400,000 common units (based on the last reported sales price of its common units on the New York Stock Exchange on April 28, 2006 of $44.00 per common unit) after deducting underwriting discounts but before offering expenses, and approximately $2.2 million from the related capital contribution of the master partnership’s general partner to maintain its 2.0% general partner interest in the master partnership.

The combined net proceeds to the master partnership from its proposed common unit offering, its general partner’s related capital contribution and our proposed offering of senior notes are expected to be approximately $277.1 million after deducting underwriting discounts but before offering expenses. The master partnership expects to use those combined net proceeds:

•	to repay in full the $216.1 million of indebtedness outstanding under our revolving credit facility as of March 31, 2006, $109.5 million of which was incurred to finance our acquisition of the Millennium and Kilgore pipeline system and the Amdel and White Oil pipeline system;

•	to fund $38.0 million of our 2006 organic growth program; and

•	for general partnership purposes, including to finance pending and future acquisitions.

The master partnership expects to use all the net proceeds from any exercise of the underwriters’ option to purchase additional common units, together with the related capital contribution of the master partnership’s general partner, to fund additional amounts under its 2006 organic growth program and for general partnership purposes, including to finance pending and future acquisitions.

An increase or decrease in the public offering price of the master partnership’s proposed concurrent common unit offering by $1.00 per common unit would cause the net proceeds from that offering, after deducting the underwriting discounts but before offering expenses, to increase or decrease by approximately $2.3 million (or approximately $2.7 million assuming full exercise of the underwriters’ option to purchase additional common units). Any additional proceeds, together with the related capital contribution of the master partnership’s general partner, would be used to fund additional amounts under its 2006 organic growth program and for general partnership purposes, including to finance pending and future acquisitions. If the net proceeds are reduced, the amount used for general partnership purposes, including to finance pending and future acquisitions, would be reduced.

Affiliates of each of the underwriters participating in this offering are lenders under our revolving credit facility and will receive greater than 10% of the net proceeds of this offering through our repayment of that facility. Please read “Underwriting.”

As of March 31, 2006, interest on borrowings under our revolving credit facility had a weighted average interest rate of 5.0%. The revolving credit facility matures in November 2010. Debt incurred under our revolving credit facility within the past year that will be repaid with the proceeds of this offering includes $151.6 million that was used to finance our acquisitions of the Mesa Pipeline System, the Millennium and Kilgore pipeline system and the Amdel and White Oil pipeline system and a portion of our acquisition and related construction of a crude oil pipeline system located in Texas from affiliates of Exxon Mobil Corporation.

Our offering of senior notes is not conditioned upon the consummation of the master partnership’s proposed concurrent offering of common units. This prospectus supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the common units offered by the master partnership. If the master partnership does not consummate its proposed offering of common units, the master partnership will use the net proceeds from our offering of senior notes to repay indebtedness outstanding under our revolving credit facility.

Please read “Capitalization.”

CAPITALIZATION

The following table sets forth the capitalization of Sunoco Logistics Partners L.P. as of March 31, 2006:

•	on an actual basis;

•	as adjusted to give effect to our offering of $175 million in aggregate principal amount of senior notes due 2016 and the application of the estimated net proceeds therefrom in the manner described under “Use of Proceeds”; and

•	as adjusted to give effect to the proposed concurrent offering of common units by Sunoco Logistics Partners L.P., its general partner’s related capital contribution, our offering of $175 million in aggregate principal amount of senior notes due 2016 and the application of the estimated net proceeds therefrom in the manner described under “Use of Proceeds.”

This table should be read together with our historical financial statements and the accompanying notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of March 31, 2006
	Actual	As Adjusted for this Offering	As Adjusted for both Offerings
	($ in thousands)
Cash and cash equivalents	$4,951	$4,951	$65,381

Revolving credit facility	$216,100	$42,538	$—
7.25% Senior Notes due 2012	249,016	249,016	249,016
% Senior Notes due 2016	—	175,000	175,000

Total debt	$465,116	$466,554	$424,016

Partners’ capital
Unitholders	$513,560	$513,560	$614,372
General partner	7,318	7,318	9,473

Total partners’ capital	$520,878	$520,878	$623,845

Total capitalization	$985,994	$987,432	$1,047,861

This table does not reflect the issuance of up to 360,000 common units that may be sold to the underwriters upon exercise of their option to purchase additional common units of Sunoco Logistics Partners L.P., the proceeds of which, together with the related capital contribution of its general partner, will be used in the manner described under “Use of Proceeds.”

OVERVIEW OF ACQUISITIONS

Mesa Acquisition. In December 2005, we purchased a 37.0% undivided interest in the Mesa Pipe Line System for approximately $6.6 million from affiliates of Sunoco, Inc. and Chevron. The Mesa Pipe Line System consists of an 80-mile, 24-inch crude oil pipeline from Midland, Texas to Colorado City, Texas, with an operating capacity of 316,000 bpd, and approximately 800,000 barrels of tankage at Midland. The Mesa Pipe Line System connects to the West Texas Gulf pipeline, of which we own a 43.8% interest, which supplies crude oil to the Mid-Valley pipeline. Plains Pipeline, L.P. is the owner of the remaining 63.0% undivided interest in the Mesa Pipe Line System. On April 21, 2006, we and Plains amended the Mesa operating agreement to extend the expiration of the term from June 30, 2006 to December 31, 2009. This pipeline system is included in our Western Pipeline System.

Millennium and Kilgore Pipeline Acquisition. On March 1, 2006, we purchased a crude oil pipeline system from affiliates of Black Hills Energy, Inc. for $41.4 million. The system consists of (i) the Millennium Pipeline, a 200-mile, 12-inch crude oil pipeline with an operating capacity of 65,000 bpd, originating near our Nederland Terminal, and terminating at Longview, Texas; (ii) the Kilgore Pipeline, a 190-mile, 10-inch crude oil pipeline with an operating capacity of 35,000 bpd originating in Kilgore, Texas and terminating at refineries in the Houston, Texas region; (iii) approximately 340,000 shell barrels of active storage capacity at Kilgore and Longview, Texas; and (iv) crude oil line fill and working inventory. We also acquired a lease acquisition marketing business as part of the acquisition. We expect to undertake an approximate $19.5 million project to connect the Millennium pipeline to the Nederland Terminal, where new tankage will be constructed. These projects are expected to be completed by the middle of 2007. This pipeline system is included in our Western Pipeline System.

Amdel and White Oil Pipeline Acquisition. On March 1, 2006, we acquired a crude oil pipeline system located in Texas from affiliates of Alon USA Energy, Inc. for $68.0 million. The system consists of (i) the Amdel Pipeline, a 503-mile, 10-inch common carrier crude oil pipeline with an operating capacity of 27,000 bpd, originating at our Nederland Terminal, and terminating at Midland, Texas, and (ii) the White Oil Pipeline, a 25-mile, 10-inch crude oil pipeline with an operating capacity of 40,000 bpd, originating from the Amdel Pipeline at Garden City, Texas and terminating at Alon’s refinery in Big Spring, Texas. Alon has also agreed to ship a minimum of 15,000 bpd on these pipelines under a 10-year throughput and deficiency agreement. These pipelines are currently idled and are scheduled to be returned to service on June 1, 2006. We also expect to complete a $12.0 million project to expand capacity on the Amdel Pipeline from 27,000 to 40,000 bpd, and to construct new tankage at the Nederland Terminal to service these new volumes by the end of 2006. This pipeline system is included in our Western Pipeline System.

Refined Products Terminal Acquisition. On April 17, 2006, we signed a definitive agreement to purchase a 50% interest in a refined products terminal located in Syracuse, New York from Mobil Pipe Line Company, an affiliate of Exxon Mobil Corporation. The total storage capacity of this terminal is approximately 550,000 barrels. The transaction is subject to purchase rights held by an existing owner and normal conditions to closing for assets of this nature. We expect closing to occur in the second quarter of 2006.

DIRECTORS AND EXECUTIVE OFFICERS

The following table shows information with respect to the directors and executive officers of the general partner of the master partnership, Sunoco Partners LLC. The officers of Sunoco Partners LLC hold the same positions with Sunoco Logistics Partners GP LLC, the general partner of Sunoco Logistics Partners Operations L.P. Ms. Fretz is the sole director of Sunoco Logistics Partners GP LLC. Executive officers and directors of Sunoco Partners LLC are elected for one-year terms.

Name	Age	Position with Our General Partner
John G. Drosdick	62	Chairman and Director
Deborah M. Fretz	58	President, Chief Executive Officer and Director
Cynthia A. Archer	52	Director
L. Wilson Berry, Jr	62	Director
Stephen L. Cropper	56	Director
Michael H.R. Dingus	57	Director
Gary W. Edwards	64	Director
Bruce G. Fischer	51	Director
Thomas W. Hofmann	55	Director
Jennifer L. Andrews	36	Comptroller
Paul S. Broker	45	Vice President, Western Operations
Bruce D. Davis, Jr	49	Vice President, General Counsel and Secretary
David A. Justin	54	Vice President, Eastern Operations
Christopher W. Keene	41	Vice President, Business Development
Paul A. Mulholland	53	Treasurer
Colin A. Oerton	42	Vice President and Chief Financial Officer

Mr. Drosdick was elected Chairman of the Board of Directors in October 2001. He has been Chairman of the Board of Directors, President and Chief Executive Officer of Sunoco, Inc. since May 2000. Prior to that, he was a director, President and Chief Operating Officer of Sunoco, Inc. from December 1996 to May 2000. Mr. Drosdick is also a director of the H.J. Heinz Company and United States Steel Corporation.

Ms. Fretz was elected President, Chief Executive Officer and director in October 2001. Prior to assuming her positions with the Partnership, she was Senior Vice President, MidContinent Refining, Marketing and Logistics of Sunoco, Inc. from November 2000. Prior to that, she was Senior Vice President, Logistics of Sunoco, Inc. from August 1994 to November 2000 and also held the position of Senior Vice President, Lubricants of Sunoco, Inc. from January 1997 to November 2000. In addition, she has been President of Sun Pipe Line Company, a subsidiary of Sunoco, Inc., since October 1991. Ms. Fretz is a director of GATX Corporation.

Ms. Archer was elected to the Board of Directors in April 2002. Ms. Archer has been Vice President, Marketing and Development, Sunoco, Inc. since January 2001. Prior to joining Sunoco, she was Senior Vice President, Operations for Williams-Sonoma Inc., in charge of their direct-to-customer business from June 1999 to January 2001. Ms. Archer is a director of Mercantile Bankshares Corporation, where she serves as Chair of the Audit Committee.

Mr. Berry was elected to the Board of Directors in March 2003. He is currently a consultant in the energy field. From 1998 until his retirement in 2000, Mr. Berry was Chief Executive Officer and President of Motiva Enterprises LLC, a refining and marketing joint venture in the Eastern United States, established by Shell Norco Refining Company, Texaco Refining and Marketing (East) Inc., and Saudi Refining Inc. From 1996 to 1998, he was President of Texaco Refining & Marketing, Inc., a domestic refining and marketing division of Texaco, Inc.

Mr. Cropper was elected to the Board of Directors in May 2002. Mr. Cropper is currently a private investor. From January 1996 until the time of his retirement in December 1998, he served as President and Chief Executive Officer of Williams Energy Services, a diversified energy company. Mr. Cropper served as President of Williams Pipe Line Company from 1986 to 1998. He is a director of QuikTrip Corporation, Berry Petroleum, Rental Car Finance Corporation and NRG Energy, Inc.

Mr. Dingus was elected to the Board of Directors in April 2002. He has been Senior Vice President, Sunoco, Inc. since January 2002. Prior to that, he was Vice President of Sunoco, Inc. from May 1999, and he has been President, Sun Coke Company since June 1996.

Mr. Edwards was elected to the Board of Directors in May 2002. Mr. Edwards is currently a consultant in the energy field. From November 1999 until the time of his retirement in December 2001, he was Senior Executive Vice President, Corporate Strategy & Development, Conoco, Inc., and had been Executive Vice President, Refining, Marketing, Supply & Transportation of Conoco from September 1991 until November 1999. Mr. Edwards is a director of Entergy, Inc.

Mr. Fischer was elected to the Board of Directors in April 2002. He has been Senior Vice President, Sunoco Chemicals of Sunoco, Inc. since January 2002. Prior to that, he was Vice President, Sunoco Chemicals from November 2000 to January 2002 and Vice President and General Manager, Sunoco MidAmerica Marketing and Refining from January 1999 to November 2000.

Mr. Hofmann was elected to the Board of Directors in October 2001. He has been Senior Vice President and Chief Financial Officer of Sunoco, Inc. since January 2002. Prior to that, he was Vice President and Chief Financial Officer of Sunoco, Inc. from July 1998 to January 2002. Mr. Hofmann is a director of Viasys Healthcare, Inc.

Ms. Andrews was elected Comptroller in October 2005. Prior to that, Ms. Andrews was employed by Vie Financial Group, Inc. (Formerly The Ashton Technology Group, Inc.), where she served as Executive Vice President of Finance and Principal Accounting Officer from May 2002 until September 2005; Senior Vice President and Chief Financial Officer from June 2000 to May 2002; and Controller from July 1999 to June 2000.

Mr. Broker was elected Vice President, Western Operations in February 2002. Prior to that, he had been Vice President since November 2001, and was Manager, Western Area Operations for Sun Pipe Line Company since September 2000. Mr. Broker served as an Area Superintendent of Eastern Area Operations for Sun Pipe Line Company from March 1997 through September 2000.

Mr. Davis was elected Vice President, General Counsel and Secretary in January 2004. From November 2003 to January 2004, he was General Counsel and Secretary. From September 2000 to November 2003, Mr. Davis was Associate General Counsel for Mirant Corporation. Prior to that, from July 1992 to September 2000, he was Associate General Counsel for Constellation Energy Group.

Mr. Justin was elected Vice President, Eastern Operations in February 2002. Prior to that, he had been Vice President since November 2001, and was Manager, Eastern Area Operations for Sun Pipe Line Company. Prior to that, he had been Manager, Western Area Operations for Sun Pipe Line Company from 1998 through September 2000.

Mr. Keene was elected Vice President, Business Development in January 2005. From February 2002 to December 2004, Mr. Keene was the Director, Midstream Development for Unocal Midstream & Trade (UMT), a division of Unocal Corporation. Prior to that, he had been the Director, Business Development, Unocal Global Trade, a division of Unocal Corporation, and Vice President, Unocal Pipeline Company from April 1999 to January 2002.

Mr. Mulholland was elected Treasurer in January 2002. He has been Treasurer of Sunoco, Inc. since March 2000. Prior to that, from May 1996 to April 2000, he was Assistant Treasurer of Sunoco, Inc.

Mr. Oerton was elected Vice President and Chief Financial Officer in January 2002. From October 2001 to January 2002, he was acting as a consultant in the natural resources industry. Prior to that, from August 1996 to October 2001, he was Senior Vice President—Natural Resources Group for Lehman Brothers Holdings, Inc.

DESCRIPTION OF THE NOTES

We will issue the notes under an indenture governing our senior debt securities referred to in the accompanying prospectus, as supplemented by an indenture supplement creating the notes. The notes will be issued in the form of one or more global notes registered in the name of the nominee of the depository for the notes, The Depository Trust Company, as described in the accompanying prospectus under “—Description of the Debt Securities—Book-Entry, Delivery and Form”. The following description and the description in the accompanying prospectus under “—Description of the Debt Securities” summarize the material provisions of the notes, the indenture and the indenture supplement. These descriptions do not restate the indenture and the indenture supplement in their entirety. We urge you to read the indenture and the indenture supplement because they, and not this description, define your rights as a holder of the notes. We have filed copies of the indenture and the indenture supplement as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

The notes are “senior debt securities” as that term is used in the accompanying prospectus. The description of the notes in this prospectus supplement replaces the description of the general provisions of the senior debt securities in the accompanying prospectus to the extent that the following description is inconsistent with those provisions.

In this “Description of the Notes,” the expressions “we,” “our,” “us” or the like refer to Sunoco Logistics Partners Operations L.P., excluding its subsidiaries, and references to the indenture mean the indenture as supplemented by the indenture supplement creating the notes.

Principal and Maturity

The notes will mature on                     , 2016, unless sooner redeemed. The notes will not be entitled to the benefits of a sinking fund or mandatory redemption or repurchase requirements. We will issue the notes in an initial aggregate principal amount of $175.0 million, and thereafter we may from time to time, without the consent of the existing holders, create and issue further notes having the same terms and conditions as the notes being offered hereby in all respects, except for issue date, issue price and, if applicable, the first payment of interest thereon. Additional notes issued in this manner will be consolidated with, and will form a single series with, the previously outstanding notes.

The notes will be issued only in registered form without coupons, in denominations of $1,000 or integral multiples thereof.

Interest

The notes will bear interest from                     , 2006 at the annual rate set forth on the cover page of this prospectus supplement, payable semi-annually in arrears on                      and                      of each year to noteholders in whose name the notes are registered at the close of business on                      or                      (whether or not a business day) preceding the applicable interest payment date. We refer to each of those days as an interest payment date. If an interest payment date or a redemption date occurs on a date that is not a business day, payment will be made on the next business day and no additional interest will accrue. Interest payments will commence on                     , 2006. Under the indenture, a business day is any day, other than Saturday or Sunday, that is not a day on which banking institutions in The City of New York are authorized by law, regulation or executive order to remain closed.

Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

The notes will be unsecured obligations of Sunoco Logistics Partners Operations L.P. The notes will rank equally in right of payment with all of our other existing and future senior indebtedness from time to time outstanding, including indebtedness under our revolving credit facility and our outstanding 7.25% Senior Notes due 2012, and senior in right of payment to any future subordinated debt that we may incur. The indenture does not limit our ability to incur additional indebtedness.

Guarantees of Notes

We are a subsidiary of the master partnership. We are also a holding company that conducts all of our operations through our operating subsidiaries, which at the closing of the offering will consist of Sunoco Pipeline L.P., which we call Pipeline LP, and Sunoco Partners Marketing & Terminals L.P., which we call Terminals LP. Initially, the master partnership, Pipeline LP and Terminals LP will jointly and severally, fully and unconditionally, guarantee the due and punctual payment of the principal, any premium and interest on the notes when and as they become due and payable, whether at stated maturity or otherwise. Each of the master partnership, Pipeline LP and Terminals LP has guaranteed our obligations under our revolving credit facility and our outstanding 7.25% Senior Notes due 2012. Their guarantees of the notes will rank equally in right of payment with their other existing and future senior indebtedness from time to time outstanding, including their guarantees under our revolving credit facility and of our 7.25% Senior Notes due 2012, and senior in right of payment to any future subordinated debt they may incur. Sun Pipeline Services (Out) LLC, a wholly owned subsidiary of Pipeline LP, is not, and will not be, a guarantor of our outstanding indebtedness and, as a result, will not guarantee the notes.

The guarantees provide that upon a default in payment of principal or any premium or interest on a note, the holder of the note may institute legal proceedings directly against the guarantors to enforce the guarantees without first proceeding against us. Each guarantor is obligated under its guarantee only up to an amount that would not constitute a fraudulent conveyance or fraudulent transfer under federal or state law.

Addition and Releases of Guarantors

The indenture also requires our future subsidiaries that become guarantors or co-obligors of our Funded Debt, as defined below, to fully and unconditionally guarantee, as “guarantors,” our payment obligations on the notes.

In the indenture, the term “subsidiary” means, with respect to any person:

•	any corporation, association or other business entity of which more than 50% of the total voting power of the equity interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers, trustees or equivalent persons thereof is at the time of determination owned or controlled, directly or indirectly, by that person or one or more of the other subsidiaries of that person or a combination thereof; or

•	any partnership of which more than 50% of the partner’s equity interests, considering all partners’ equity interests as a single class, is at the time of determination owned or controlled, directly or indirectly, by that person or one or more of the other subsidiaries of that person or a combination thereof.

“Funded Debt” means all debt:

•	maturing one year or more from the date of its creation;

•	directly or indirectly renewable or extendable, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating to the debt, to a date one year or more from the date of its creation; or

•	under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

The term “debt” means, with respect to any specified person, any obligation created or assumed by such person for the repayment of borrowed money and any guarantee thereof.

The guarantee of the master partnership or any subsidiary guarantor may be released under certain circumstances. If we exercise our legal defeasance or covenant defeasance option with respect to the notes as described below in “—Legal Defeasance and Covenant Defeasance,” then any subsidiary guarantor will be released from its guarantee of the notes. Further, if no default has occurred and is continuing under the indenture with respect to the notes, the master partnership or a subsidiary guarantor will be unconditionally released and discharged from its guarantee:

•	in the case of a subsidiary guarantor, automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the subsidiary guarantor;

•	in the case of a subsidiary guarantor, automatically upon the merger of the subsidiary guarantor into us, the master partnership or any other subsidiary guarantor or the liquidation and dissolution of the subsidiary guarantor;

•	in the case of the master partnership, automatically upon the merger of the master partnership into us or any subsidiary guarantor, or the liquidation or dissolution of the master partnership; or

•	in the case of the master partnership or a subsidiary guarantor, following delivery of a written notice by us to the trustee, upon the release of all guarantees by the master partnership or the subsidiary guarantor of any Funded Debt of ours other than any senior debt securities issued under the indenture, except a release as a result of payment under such guarantees.

Optional Redemption

The notes will be redeemable, in whole or in part, at our option at any time (a “Redemption Date”) at a redemption price equal to the greater of:

•	100% of the principal amount of the notes; and

•	an amount equal to the sum of the present values of the remaining scheduled payments for principal and interest on the notes, not including any portion of the payments of interest accrued as of such Redemption Date, discounted to such Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined below, plus basis points;

plus, in each case, accrued and unpaid interest on the notes to such Redemption Date.

In the indenture, the following terms have the meanings set forth below:

“Treasury Rate” means the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third business day preceding the Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means with respect to any Redemption Date (1) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than five such Reference Treasury dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means either Barclays Capital Inc. or Citigroup Global Markets Inc., as specified by us, and any successor firm or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with us.

“Reference Treasury Dealer” means each of Barclays Capital Inc. and Citigroup Global Markets Inc. and three other primary U.S. government securities dealers (each a “Primary Treasury Dealer”), as specified by us; provided, that (1) if any of Barclays Capital Inc., Citigroup Global Markets Inc. or any Primary Treasury Dealer as specified by us shall cease to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer and (2) if we fail to select a substitute within a reasonable period of time, then the substitute will be a Primary Treasury Dealer selected by the trustee after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to the Reference Treasury Dealer and any Redemption Date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such Redemption Date.

If less than all of the notes are to be redeemed, the trustee shall select the notes or portions of the notes to be redeemed on a pro rata basis, by lot or by such other method as the trustee shall deem appropriate and fair. The trustee may select for redemptions only notes and portions of notes in multiples of $1,000.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on or after the Redemption Date, interest will cease to accrue on the notes called for redemption.

Important Covenants

We are subject to certain covenants under the indenture with respect to the notes. In addition to the covenants described in the accompanying prospectus under “Description of the Debt Securities—Specific Covenants—Reports” and “—Consolidation, Merger or Sale,” we are subject to the following two additional important covenants:

Limitations on Liens

We will not, nor will we permit any subsidiary to, create, assume, incur or suffer to exist any lien upon any Principal Property, as defined below, or upon any shares of capital stock of any subsidiary owning or leasing any Principal Property, whether owned or leased on the date of the indenture or thereafter acquired, to secure any of our debt or debt of any other person, other than the notes and any other senior debt securities issued under the indenture, without making effective provision for all of the notes outstanding under the indenture to be secured equally and ratably with, or prior to, that debt so long as that debt is so secured.

“Principal Property” means, whether owned or leased on the date of the indenture or thereafter acquired, any pipeline, terminal or other logistics property or asset of ours or any subsidiary, including any related property or asset employed in the transportation, distribution, storage, terminalling, processing or marketing of crude oil, refined products (including gasoline, diesel fuel, jet fuel, heating oil, distillates, liquefied petroleum gas, natural gas liquids, blend stocks, ethanol, xylene, toluene and petrochemical feedstocks) or fuel additives, that is located in the United States of America or any territory or political subdivision thereof, except:

(1) any of those properties or assets consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or with, vehicles; and

(2) any of those properties or assets which, in the opinion of the board of directors of Sunoco Logistics Partners GP LLC, our general partner, is not material in relation to our activities or our subsidiaries, taken as a whole.

There is excluded from this restriction:

(1) Permitted Liens, as defined below;

(2) any lien upon any property or asset created at the time of acquisition of that property or asset by us or any subsidiary or within one year after that time to secure all or a portion of the purchase price for that property or asset or debt incurred to finance the purchase price, whether that debt was incurred prior to, at the time of or within one year after the date of the acquisition;

(3) any lien upon any property or asset to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of the construction, development, repair or improvements or the commencement of full operations thereof, whichever is later, to provide funds for that purpose;

(4) any lien upon any property or asset existing thereon at the time of the acquisition thereof by us or any subsidiary, whether or not the obligations secured thereby are assumed by us or any subsidiary; provided, however, that the lien only encumbers the property or asset so acquired;

(5) any lien upon any property or asset of an entity existing thereon at the time that entity becomes a subsidiary by acquisition, merger or otherwise; provided, however, that the lien only encumbers the property or asset of that entity at the time it becomes a subsidiary;

(6) any lien upon any property or asset of ours or any subsidiary in existence on the date the notes are first issued or provided for pursuant to agreements existing on that date, including, without limitation, pursuant to the revolving credit facility;

(7) liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which we or the applicable subsidiary have not exhausted our appellate rights;

(8) any extension, renewal, refinancing, refunding or replacement, or successive extensions, renewals, refinancings, refundings or replacements, of liens, in whole or in part, referred to in clauses (1) through (7) above; provided, however, that any extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or asset covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of ours and our subsidiaries, including any premium, incurred in connection with any extension, renewal, refinancing, refunding or replacement; or

(9) any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose defeasing debt of ours or any subsidiary.

Notwithstanding the preceding, under the indenture, we may, and may permit any subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property or upon any shares of capital stock of any subsidiary owning of leasing any Principal Property to secure debt of ours or any other person, other than the notes and any other debt securities issued under the indenture, that is not excepted by clauses (1) through (9) above, without securing the notes; provided that the aggregate principal amount of all debt then outstanding secured by that lien and all similar liens, together with all Attributable Indebtedness, as defined below, from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 10% of Consolidated Net Tangible Assets, as defined below.

“Permitted Liens” means:

(1) liens upon rights of way for pipeline purposes;

(2) any statutory or governmental lien or lien arising by operation of law, or any mechanic’s, repairman’s, materialman’s, supplier’s, carrier’s, landlord’s, warehouseman’ s or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

(3) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

(4) liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by us or any subsidiary in good faith;

(5) liens of, or to secure performance of, leases, other than capital leases;

(6) any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

(7) any lien upon property or assets acquired or sold by us or any subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

(8) any lien incurred in the ordinary course of business in connection with worker’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

(9) any lien in favor of us or any subsidiary;

(10) any lien in favor of the United States of America or any state of the United States, or any department, agency or instrumentality or political subdivision of the United States of America or any state of the United States, to secure partial, progress, advance or other payments pursuant to any contract or statute, or any debt incurred by us or any subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to the lien;

(11) any lien securing industrial development, pollution control or similar revenue bonds;

(12) any lien securing debt of ours or any subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining “substantial concurrence,” taking into consideration, among other things, required notices to be given to holders of outstanding notes under the indenture in connection with the refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding notes under the indenture, including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by us or any subsidiary in connection therewith;

(13) liens in favor of any person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute; or

(14) any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations.

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting:

•	all current liabilities, excluding:

•	any current liabilities that by their terms are extendable or renewable at the option of the obligor to a time more than one year after the time as of which the amount is being computed; and

•	current maturities of long-term debt; and

•	the value, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets,

all as set forth, or as on a pro forma basis would set forth, on our consolidated balance sheet for our most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

Restriction on Sale-Leasebacks

We will not, and will not permit any of our subsidiaries to, engage in the sale or transfer by us or any subsidiary of any Principal Property to a person, other than us or a subsidiary, and the taking back by us or any subsidiary, as the case may be, of a lease of the Principal Property, which we call a Sale-Leaseback Transaction, unless:

(1) the Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on the Principal Property, whichever is later;

(2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

(3) we or a subsidiary would be entitled to incur debt secured by a lien on the Principal Property subject thereto in a principal amount equal to or exceeding the Attributable Indebtedness from the Sale-Leaseback Transaction without equally and ratably securing the notes; or

(4) we or a subsidiary, within a one-year period after the Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Indebtedness from the Sale-Leaseback Transaction to:

•	the prepayment, repayment, redemption, reduction or retirement of any of our debt or debt of any subsidiary that is not subordinated to the notes; or

•	the expenditure or expenditures for Principal Property used or to be used in the ordinary course of our business or the business of our subsidiaries.

“Attributable Indebtedness,” when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in the transaction, of the total obligations of the lessee for rental payments, other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that constitute payments for property rights, during the remaining term of the lease included in the Sale-Leaseback Transaction, including any period for which the lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, the amount shall be the lesser of the amount determined assuming termination upon the first date the lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under the lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no termination.

Notwithstanding the preceding, the indenture provides that we may, and may permit any subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the first paragraph above, provided that the Attributable Indebtedness from the Sale-Leaseback Transaction and any other Sale-Leaseback Transaction that is not so excepted, together with the aggregate principal amount of outstanding debt, other than the notes and any other senior debt securities issued under the indenture, secured by liens upon Principal Properties, or upon any shares of capital stock of any subsidiary owning or leasing any Principal Property, and in any case not excepted by clauses (1) through (9), inclusive, of the first paragraph of the limitation on liens covenant described above, does not exceed 10% of the Consolidated Net Tangible Assets.

Events of Default

In addition to the “Events of Default” described in the accompanying prospectus under “Description of the Debt Securities—Events of Default, Remedies and Default—Events of Default,” the following constitutes an “Event of Default” under the indenture in respect of the notes:

•	the acceleration of the maturity of any other debt of ours or any of our subsidiaries or a default in the payment of any principal or interest in respect of any other indebtedness of us or any of our subsidiaries having an outstanding principal amount of $25 million or more individually or in the aggregate and such default shall be continuing for a period of 30 days.

Legal Defeasance and Covenant Defeasance

The notes will be subject to both legal defeasance and covenant defeasance as described in the accompanying prospectus under “—Description of the Debt Securities—Defeasance.”

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect with respect to the notes (except as to surviving rights of registration of transfer or exchange of the notes provided for in the indenture) when

•	either (1) all the notes previously authenticated and delivered (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment we have deposited with the trustee money that has been repaid to us thereafter) have been delivered to the trustee for cancellation or (2) all notes not theretofore delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption,

•	we have deposited with the trustee as trust funds cash sufficient to pay in full at stated maturity or upon redemption all notes not delivered to the trustee for cancellation and

•	we have paid all other sums payable under the indenture by us with respect to the notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax considerations and, in the case of a holder that is a non-U.S. holder (as defined below), the U.S. federal estate tax considerations, of purchasing, owning and disposing of the notes. This discussion applies only to the initial holders of the notes who acquire the notes for a price equal to the issue price of the notes and who hold the notes as capital assets. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	certain U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	persons holding notes through partnerships and other pass-through entities.

This discussion is included for general information only and does not address all of the aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this discussion does not address any state, local or foreign income or other tax consequences. This discussion is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively could have a material effect on the U.S. federal income tax consequences of purchasing, owning and disposing of notes as described below. Before you purchase notes, you should consult your own tax advisor regarding the particular U.S. federal, state and local income, foreign income and other tax consequences of acquiring, owning and disposing of notes that may be applicable to you.

U.S. Holders

The following summary applies to you only if you are a U.S. holder. A “U.S. holder” is a beneficial owner of a note or notes who or which is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income; or

•	a trust, if, in general, a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of the Internal Revenue Code) have the authority to control all of the trust’s substantial decisions, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Payments of Interest

Interest on your notes will be taxed as ordinary income. In addition:

•	if you use the cash method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time that you receive the interest; and

•	if you use the accrual method of accounting for U.S. federal income tax purposes, you will have to include the interest on your notes in your gross income at the time that the interest accrues.

Sale or Other Disposition of Notes

When you sell or otherwise dispose of your notes in a taxable transaction, you generally will recognize taxable gain or loss equal to the difference, if any, between:

•	the amount realized on the sale or other disposition, less any amount attributable to accrued interest, which will be taxable in the manner described under “Payments of Interest” above; and

•	your tax basis in the notes.

Your tax basis in your notes generally will equal the amount you paid for the notes. Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate U.S. holder, your long-term capital gain generally will be subject to a maximum tax rate of 15% through 2008 and 20% thereafter.

Information Reporting and Backup Withholding

Information reporting requirements apply to interest and principal payments and to the proceeds of sales before maturity. These amounts generally must be reported to the Internal Revenue Service and to you. In general, “backup withholding” may apply if you are a non-corporate U.S. holder and fail to provide a correct taxpayer identification number, certified under penalties of perjury, or otherwise fail to comply with applicable requirements of the backup withholding rules.

The applicable backup-withholding rate will be the fourth lowest income tax rate applicable to unmarried individuals for the relevant taxable year. Presently, the backup withholding rate is 28%. The backup withholding tax is not an additional tax and may be credited against your U.S. federal income tax liability if the required information is provided to the Internal Revenue Service.

Non-U.S. Holders

The following summary applies to you if you are not a U.S. holder (as defined above) or a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

U. S. Federal Withholding Tax

Under current U.S. federal income tax laws, and subject to the discussion below, U.S. federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of interest on your notes under the “portfolio interest” exemption of the Internal Revenue Code, provided that interest on the notes is not effectively connected with your conduct of a U.S. trade or business, and that:

•	you do not, directly or indirectly, actually or constructively, own 10% or more of our capital or profits interests;

•	you are not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us (as provided in the Internal Revenue Code); and

•	you certify as to your foreign status by providing a properly executed Form W-8BEN or appropriate substitute form to:

•	us or our paying agent; or

•	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a U.S. income tax treaty, or you provide us with a properly executed IRS Form W-8ECI claiming that the payments of interest are effectively connected with your conduct of a trade or business in the United States.

U.S. Federal Income Tax

Except for the possible application of U.S. federal withholding tax (as described immediately above) and backup withholding tax (see “Backup Withholding and Information Reporting” below), you generally will not have to pay U.S. federal income tax on payments of interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes (subject to, in the case of proceeds representing accrued interest, the conditions described in “U.S. Federal Withholding Tax” immediately above) unless:

•	in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other taxable disposition of your notes and specific other conditions are present; or

•	the income or gain is effectively connected with your conduct of a U.S. trade or business, and, if a U.S. income tax treaty applies, is attributable to a U.S. “permanent establishment” maintained by you.

If you are engaged in a trade or business in the United States and interest, gain or any other income attributable to your notes is effectively connected with the conduct of your trade or business (and, if a U.S. income tax treaty applies, you maintain a U.S. “permanent establishment” to which the interest, gain or other income is generally attributable) you generally will be subject to U.S. income tax on a net income basis on such interest, gain or income. In this instance, however, the interest on your notes will be exempt from the 30% U.S. withholding tax discussed immediately above under “U.S. Federal Withholding Tax” if you provide a properly executed IRS Form W-8ECI or appropriate substitute form to us or our paying agent on or before any payment date to claim the exemption.

In addition, if you are a foreign corporation, you may be subject to a U.S. branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a U.S. income tax treaty with your country of residence. For this purpose, you must include interest, gain and income on your notes in the earnings and profits subject to the U.S. branch profits tax if these amounts are effectively connected with the conduct of your U.S. trade or business.

U.S. Federal Estate Tax

Subject to applicable tax treaty provisions, if you are an individual and are not a U.S. citizen or a resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of your death, your notes will generally not be subject to the U.S. federal estate tax if at the time of your death interest on your notes would have qualified for the portfolio interest exemption.

Backup Withholding and Information Reporting

Payments of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the U.S. Internal Revenue Service and to you. Backup withholding will not apply to payments made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in “U.S. Federal Withholding Tax” above, and if neither we nor our paying agent has actual knowledge or reason to know that you are a United States person.

The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes though a non-U.S. office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has more than 50% of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business;

unless the broker has documentary evidence in its files that you are not a United States person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide an IRS Form W-8BEN certifying that you are not a United States person or you otherwise establish an exemption.

You should consult your own tax advisor regarding application of backup withholding in your particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as representatives of the underwriters named below. We, our operating subsidiaries, the master partnership and the general partner of the master partnership have entered into an underwriting agreement, dated                     , 2006, with the underwriters pursuant to which, on the terms and subject to the conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters severally and not jointly have agreed to purchase from us, the principal amount of notes listed opposite their names below:

Underwriter	Principal Amount of Notes
Barclays Capital Inc.	$
Citigroup Global Markets Inc.
Lehman Brothers Inc.
Credit Suisse Securities (USA) LLC
Greenwich Capital Markets, Inc.
Raymond James & Associates, Inc.
SunTrust Capital Markets, Inc.
Wachovia Capital Markets, LLC

Total		$175,000,000

Raymond James & Associates, Inc., or Raymond James, has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc., or MUS(USA), pursuant to which MUS(USA) provides certain advisory and/or other services to Raymond James, including in respect of this offering. In return for the provision of such services by MUS(USA) to Raymond James, Raymond James will pay to MUS(USA) a mutually agreed upon fee.

The underwriting agreement provides that the obligation of the underwriters to purchase the notes included in this offering is subject to customary conditions. The underwriters have agreed to purchase all of the notes if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters initially propose to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer the notes to certain dealers at a price that represents a concession not in excess of         % of the principal amount per note. The underwriters may allow, and those dealers may reallow, a concession to certain other broker/dealers not in excess of         % of the principal amount per note. After the initial offering of the notes to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

The following table shows the underwriting discount to be paid by us to the underwriters in connection with this offering.

	Per Note	Total
Underwriting discount paid by us	%	$

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market prices of the notes. They may also cause the prices of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue any market making at any time without notice. Accordingly, we cannot assure you as to the liquidity of the trading market for the notes. The notes will not be listed on any securities exchange or included in any automated quotation system.

We expect that delivery of the notes will be made against payment therefor on or about May        , 2006, which is the fourth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the day of pricing or the succeeding two business days will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any trade to prevent a failed settlement. Such purchasers should consult their own advisors in that regard.

We, our operating subsidiaries, the master partnership and the general partner of the master partnership have agreed to indemnify the underwriters against certain civil liabilities relating to the offering, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that may be required to be made in respect of any of these liabilities.

We estimate that our total expenses for this offering, excluding underwriting discounts and commissions, will be $0.3 million.

Barclays Capital Inc. and Citigroup Global Markets Inc. and the other underwriters and their related entities have engaged and may in the future engage in commercial banking, investment banking or financial advisory transactions with us, the master partnership, our affiliates and Sunoco, in the ordinary course of their business. Such underwriters and their affiliates have received customary compensation and expenses for these commercial banking, investment banking or financial advisory transactions.

Affiliates of each of the underwriters are lenders under our revolving credit facility and will receive greater than 10% of the net proceeds of this offering through our repayment of that facility. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc., or NASD.

The trustee for the notes, Citibank, N.A., is an affiliate of Citigroup Global Markets Inc., an underwriter in this offering.

The notes are offered for sale only in those jurisdictions where it is legal to offer them.

LEGAL

The validity of the notes will be passed upon for us by our counsel, Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the offering of the notes will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas. Andrews Kurth LLP has also represented Sunoco Logistics Partners L.P. in an unrelated matter.

EXPERTS

The financial statements of Sunoco Logistics Partners L.P. and its management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the parent-company-only balance sheet of Sunoco Partners LLC appearing in Sunoco Logistics Partners L.P.’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements and management’s assessment, and the parent-company-only balance sheet are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, excluding historical information, include “forward-looking” statements. Forward-looking statements discuss our goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on the current beliefs of our management as well as assumptions made by, and information currently available to, management. Words such as “may,” “will,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “project,” and other similar phrases or expressions identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference.

Although management believes these forward-looking statements to be reasonable, they are based upon a number of assumptions, any or all of which ultimately may prove to be inaccurate. These statements are subject to numerous assumptions, uncertainties and risks that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted, including, but not limited to, the following:

•	our ability to successfully consummate announced acquisitions or expansions and integrate them into our existing business operations;

•	delays related to construction of, or work on, new or existing facilities and the issuance of applicable permits;

•	changes in demand for, or supply of, crude oil, refined petroleum products and natural gas liquids that impact demand for our pipeline, terminalling and storage services;

•	changes in the demand for crude oil we both buy and sell;

•	the loss of Sunoco R&M or another large customer or a significant reduction in its current level of throughput and storage with us;

•	an increase in the competition encountered by our crude oil and refined products terminals, pipelines and crude oil acquisition and marketing operations;

•	changes in the financial condition or operating results of joint ventures or other holdings in which we have an equity ownership interest;

•	changes in the general economic conditions in the United States;

•	changes in laws and regulations to which we are subject, including federal, state, and local tax, safety, environmental and employment laws;

•	changes in regulations concerning required composition of refined petroleum products, that result in changes in throughput volumes, pipeline tariffs and/or terminalling and storage fees;

•	improvements in energy efficiency and technology resulting in reduced demand for crude oil and refined products;

•	our ability to manage growth and control costs;

•	the effect of changes in accounting principles and tax laws and interpretations of both;

•	global and domestic economic repercussions, including disruptions in the crude oil and petroleum products markets, from terrorist activities, international hostilities and other events, and the government’s response thereto;

•	changes in the level of operating expenses and hazards related to operating facilities (including equipment malfunction, explosions, fires, spills and the effects of severe weather conditions);

•	the occurrence of operational hazards or unforeseen interruptions for which we may not be adequately insured;

•	the age of, and changes in the reliability and efficiency of our operating facilities;

•	changes in the expected level of capital, operating, or remediation spending related to environmental matters;

•	changes in insurance markets resulting in increased costs and reductions in the level and types of coverage available;

•	risks related to labor relations and workplace safety;

•	non-performance by or disputes with major customers, suppliers or other business partners;

•	changes in our tariff rates implemented by federal and/or state government regulators;

•	the amount of our indebtedness, which could make us vulnerable to adverse general economic and industry conditions, limit our ability to borrow additional funds, place us at a competitive disadvantage as compared to our competitors that have less debt, or have other adverse consequences;

•	restrictive covenants in our or Sunoco’s credit agreements;

•	changes in our or Sunoco’s credit ratings, as assigned by rating agencies;

•	the condition of the debt capital markets and equity capital markets in the United States, and our ability to raise capital in a cost-effective way;

•	changes in interest rates on our outstanding debt, which could increase the costs of borrowing;

•	claims of our non-compliance with regulatory and statutory requirements; and

•	the costs and effects of legal and administrative claims and proceedings against us or any entity in which we have an ownership interest, and changes in the status of, or the initiation of new litigation, claims or proceedings, to which we, or any entity in which we have an ownership interest, is a party.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission, or SEC, under the Securities Act that registers the senior notes offered by this prospectus supplement. The registration statement, including the attached exhibits, contains additional relevant information about us. We are not a reporting company under the Securities Exchange Act of 1934. However, our parent, Sunoco Logistics Partners L.P., files annual, quarterly and other reports and other information with the SEC. You may read and copy any document the master partnership files at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. The master partnership’s SEC filings are also available at the SEC’s web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information the master partnership has filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement or the accompanying prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Information that the master partnership files later with the SEC and that is deemed to be “filed” with the SEC will automatically update and may replace information in this prospectus supplement and the accompanying prospectus and information previously filed with the SEC.

We incorporate the documents listed below and any future filings made by the master partnership with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 on any Current Report on Form 8-K) after the date of this prospectus supplement and until the termination of this offering. These reports contain important information about us, our financial condition and our results of operations.

•	Annual Report on Form 10-K for the year ended December 31, 2005 filed March 1, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed April 28, 2006;

•	Current Reports on Form 8-K filed January 30, 2006, February 16, 2006, February 17, 2006, February 21, 2006, March 17, 2006 and April 21, 2006;

The master partnership makes available free of charge on or through its Internet website, www.sunocologistics.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC. Information contained on the master partnership’s Internet website is not part of this prospectus supplement or the accompanying prospectus.

You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

Investor Relations Department

Sunoco Logistics Partners L.P.

Mellon Bank Center

1735 Market Street, Suite LL

Philadelphia, Pennsylvania 19103-7583

(866) 248-4344

PROSPECTUS

$500,000,000

Sunoco Logistics Partners L.P.

Common Units

Representing Limited Partner Interests

Sunoco Logistics Partners Operations L.P.

Debt Securities

Fully and Unconditionally Guaranteed by:

Sunoco Logistics Partners L.P.

5,000,000

Common Units

Offered by

Selling Unitholder

Sunoco Logistics Partners L.P. may, in one or more offerings, offer and sell common units representing limited partner interests in Sunoco Logistics Partners L.P. Sunoco Logistics Partners L.P. common units are listed for trading on The New York Stock Exchange under the symbol “SXL.”

Sunoco Logistics Partners Operations L.P. may, in one or more offerings, offer and sell its debt securities, which will be fully and unconditionally guaranteed by Sunoco Logistics Partners L.P., and may be so guaranteed by Sunoco Partners Marketing & Terminals L.P., and/or Sunoco Pipeline L.P.

The aggregate initial offering price of the securities that we will offer by this prospectus will not exceed $500,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings. This prospectus describes only the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we will offer the securities, and also may add, update or change information contained in this prospectus.

In addition, up to 5,000,000 common units may be offered from time to time by the selling unitholder named herein. Specific terms of certain offerings by the selling unitholder may be specified in a prospectus supplement to this prospectus. We will not receive the proceeds from any sale of common units by the selling unitholder, unless otherwise indicated in a prospectus supplement. For a more detailed discussion of the selling unitholder, please read “Selling Unitholder.”

You should read this prospectus and the prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.

INVESTING IN OUR SECURITIES INVOLVES RISK. LIMITED PARTNERSHIPS ARE INHERENTLY DIFFERENT FROM CORPORATIONS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE YOU MAKE ANY INVESTMENT IN OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 11, 2006.

i

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus.

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell, in one or more offerings, up to $500,000,000 in total aggregate offering price of the common units of Sunoco Logistics Partners L.P. or the debt securities of Sunoco Logistics Partners Operations L.P. described in this prospectus. This prospectus generally describes us, the common units of Sunoco Logistics Partners L.P., the debt securities of Sunoco Logistics Partners Operations L.P., and the guarantees of the debt securities. Each time we sell common units or debt securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement also may add to, update, or change information in this prospectus.

As used in this prospectus, “we,” “us,” and “our” and similar terms means Sunoco Logistics Partners L.P. and its subsidiaries, except that those terms, when used in this prospectus in connection with the common units described herein, shall mean Sunoco Logistics Partners L.P., and when used in connection with the debt securities described herein, shall mean Sunoco Logistics Partners Operations L.P., unless the context indicates otherwise. References to “Sunoco R&M” shall mean Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco, Inc., through which Sunoco, Inc. conducts its refining and marketing operations.

In addition to covering our offering of securities, this prospectus covers the offering for resale of up to 5,000,000 common units by Sunoco Partners LLC, as a selling unitholder. Sunoco Partners LLC is our general partner, and a wholly owned indirect subsidiary of Sunoco, Inc. Each time Sunoco Partners LLC sells common units with this prospectus, a prospectus supplement will be provided, containing specific information about the terms of that offering and the securities being offered. The prospectus supplement also may add to, update, or change information in this prospectus.

The information in this prospectus is accurate as of its date. You should read carefully this prospectus, any prospectus supplement, and the additional information described below under the heading “Where You Can Find More Information.”

ABOUT SUNOCO LOGISTICS PARTNERS L.P. AND

SUNOCO LOGISTICS PARTNERS OPERATIONS, L.P.

Sunoco Logistics Partners L.P. is a publicly traded Delaware limited partnership formed by Sunoco, Inc. to own, operate and acquire a geographically diverse portfolio of complementary pipeline, terminalling, and crude oil acquisition and marketing assets located in the Northeast, Midwest and Southwest United States. Sunoco Logistics Partners Operations L.P. is a direct wholly owned subsidiary of Sunoco Logistics Partners L.P. that owns the operating subsidiaries of Sunoco Logistics Partners L.P.

We are principally engaged in the transport, terminalling, and storage of refined products and crude oil and in the purchase and sale of crude oil in 12 states. We generate revenues by charging tariffs for transporting refined products, crude oil and other hydrocarbons through our pipelines as well as by charging fees for storing refined products, crude oil and other hydrocarbons in, and for providing other services at, our terminals. We also generate revenues by purchasing domestic crude oil and selling it to Sunoco R&M and other customers. Generally, as we purchase crude oil we simultaneously enter into corresponding sale transactions involving physical deliveries of crude oil, which enables us to secure a profit on the transaction at the time of purchase and establish a substantially balanced position, thereby minimizing exposure to crude oil price volatility after the initial purchase. However, the margins we receive from these transactions may vary from period to period. We do not enter into futures contracts or other derivative instruments in connection with these purchases and sales.

Sunoco Partners LLC, the general partner of Sunoco Logistics Partners L.P., is an indirect wholly owned subsidiary of Sunoco, Inc., and holds no assets other than its investment in Sunoco Logistics Partners L.P., and notes and other amounts receivable from Sunoco R&M.

Our principal executive offices are located at Mellon Bank Center, 1735 Market Street, Suite LL, Philadelphia, Pennsylvania 19103-7583, and our phone number is 866-248-4344.

THE SUBSIDIARY GUARANTORS

As of the date of this prospectus, Sunoco Logistics Partners GP LLC and Sunoco Logistics Partners Operations L.P. are the only subsidiaries of Sunoco Logistics Partners L.P. Sunoco Logistics Partners GP LLC owns a 0.01% general partner interest and Sunoco Logistics Partners L.P. owns a 99.99% limited partner interest in Sunoco Logistics Partners Operations L.P. Sunoco Logistics Partners Operations L.P. owns all of the membership interests in Sunoco Logistics Partners Operations GP LLC and a 99.99% limited partner interest in each of Sunoco Partners Marketing & Terminals L.P. and Sunoco Pipeline L.P. Sunoco Logistics Partners Operations GP LLC owns a 0.01% general partner interest in both of these partnerships.

Occasionally, in this prospectus, we refer to Sunoco Partners Marketing & Terminals L.P. and Sunoco Pipeline L.P. as the “Subsidiary Guarantors.” The Subsidiary Guarantors may individually or jointly and severally, unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus, as may be set forth in a related prospectus supplement. Occasionally, in this prospectus, we refer to Sunoco Logistics Partners L.P. as the “Guarantor.” The Guarantor will unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the offer and sale of the securities covered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. In addition, Sunoco Logistics Partners L.P. files annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on its public reference room. Our SEC filings also are available on the SEC’s web site at http://www.sec.gov. You also can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information Sunoco Logistics Partners L.P. has filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that Sunoco Logistics Partners L.P. later provides to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference in this prospectus the documents listed below and any future filings made by Sunoco Logistics Partners L.P. with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished and not filed pursuant to any Current Report on Form 8-K) until the termination of each offering under this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Current Reports on Form 8-K filed January 30, 2006, February 16, 2006, February 17, 2006, February 21, 2006 and March 17, 2006; and

•	the description of our common units contained in our registration statement on Form 8-A, filed on January 28, 2002, as amended by Amendment No. 1 filed on May 13, 2005, and any subsequent amendment thereto filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

We make available free of charge on or through our Internet website, www.sunocologistics.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our Internet website is not part of this prospectus.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.sunocologistics.com, or by writing or calling us at the following address:

Investor Relations

Sunoco Logistics Partners L.P.

Mellon Bank Center

1735 Market Street, Suite LL

Philadelphia, PA 19103-7583

Telephone: (866) 248-4344

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Before you invest in our securities, you should consider carefully the following risk factors, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference in evaluating an investment in our securities.

If any of the following risks actually were to occur, our business, financial condition, results of operations, or cash flow could be affected materially and adversely. In that case, our ability to make distributions to our unitholders or pay interest on, or the principal of, any debt securities, may be reduced, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not be able to generate sufficient cash from operations to allow us to make the required payments to our debt holders or to pay quarterly distributions.

The amount of cash we can distribute on our common units principally depends upon the cash we generate from our operations. Because the cash we generate from operations will fluctuate from quarter to quarter, we may not be able to pay all the applicable interest and principal obligations on our debt, or to pay quarterly distributions at the current level for each quarter. Our ability to pay quarterly distributions depends primarily on cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. As a result, we may pay cash distributions during periods when we record losses and may be unable to pay cash distributions during periods when we record net income.

Our general partner’s discretion in determining the level of cash reserves may adversely affect our ability to make cash distributions to our unitholders.

Our partnership agreement provides that our general partner may reduce operating surplus by establishing cash reserves to provide funds for our future operating expenditures. In addition, the partnership agreement provides that our general partner may reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to our unitholders in any one or more of the next four quarters. These cash reserves will affect the amount of cash available for current distribution to our unitholders.

We depend upon Sunoco R&M for a substantial portion of the crude oil and refined products transported on our pipelines and handled at our terminals, and our crude oil sales. Any reduction in these quantities could materially and adversely affect our financial condition, results of operations, or cash flows.

For the year ended December 31, 2005, Sunoco R&M accounted for approximately 70% of our Eastern Pipeline System total revenues, 69% of our Terminal Facilities total revenues, and 43% of our Western Pipeline System total revenues. The balance of our revenues was received from third parties, and we will continue to remain dependent on third parties for these additional revenues. Our pipelines and terminals storage and throughput agreements with Sunoco R&M provide for escalation of the fees charged to Sunoco R&M, but the increased fees may be inadequate to cover increased costs in the future. We expect to continue to derive a substantial portion of our revenues from Sunoco R&M for the foreseeable future. If, for any reason, Sunoco R&M were to decrease the throughput transported on our pipelines, the volumes of crude oil or refined products handled at our terminals, or the amounts of crude oil purchased from us it could materially and adversely affect our financial condition, results of operations, or cash flows.

Sunoco R&M’s obligations to us under the pipelines and terminals storage and throughput agreements and other arrangements may be reduced or suspended in some circumstances, which could materially and adversely affect our financial condition, results of operations, or cash flows.

Sunoco R&M’s obligations to us under the pipelines and terminals storage and throughput agreements may be permanently reduced in some circumstances. These events, some of which are within the exclusive control of Sunoco R&M, include:

•	The inability of Sunoco R&M and us to agree on the amount of any surcharge required to be paid by Sunoco R&M to cover substantial and unanticipated costs that may be incurred in complying with new laws or governmental regulations applicable to our Terminal Facilities;

•	A decision by Sunoco R&M to shut down or reconfigure one or more of its refineries if Sunoco R&M reasonably believes in good faith that such event will jeopardize its ability to satisfy its minimum revenue or throughput obligations.

•	Federal or state governmental action that prohibits Sunoco R&M from using MTBE in the gasoline it produces if Sunoco R&M reasonably believes in good faith that this action will jeopardize its ability to satisfy its minimum revenue or throughput obligations;

Depending on the ultimate cost of complying with existing and future environmental regulations or proceedings, Sunoco R&M may determine that it is more economical to reduce production at a refinery or shut down all or a portion of a refinery rather than make these capital expenditures. Sunoco R&M’s obligations to us under the pipelines and terminals storage and throughput agreements would be reduced in this event.

Furthermore, Sunoco R&M’s obligations to us would be temporarily suspended during the occurrence of an event that is outside the control of the parties, which renders performance impossible with respect to an asset for at least 30 days. The occurrence of any of these events could materially and adversely affect our financial condition, results of operations, or cash flows.

Sunoco, Inc. actively manages its assets and operations, and, therefore, changes of some nature, possibly material to our business relationship, may occur at some point in the future.

If Sunoco R&M satisfies only its minimum obligations to us under, or if we are unable to renew or extend, the pipelines and terminals storage and throughput agreements, it could materially and adversely affect our financial condition, results of operations, or cash flows.

Sunoco R&M may reduce the volume it transports on our pipelines or delivers at our terminals to the minimum amounts it is obligated to transport or deliver under the pipelines and terminals storage and throughput agreements. In addition, the terms of Sunoco R&M’s obligations to us under the pipelines and terminals storage and throughput agreements entered into at the time of our initial public offering are of relatively brief duration, generally expiring in 2007 through 2009. If Sunoco R&M reduces its use of our facilities after expiration of this agreement or any other storage and throughput agreements between us and Sunoco R&M, or if the terms under a new agreement are materially changed in a way that reduces revenues, and we are unable to generate additional revenues from third parties, it could materially and adversely affect our financial condition, results of operations, or cash flows.

Cost reimbursements, which will be determined by our general partner in good faith, and fees due our general partner and its affiliates will be substantial and could materially and adversely affect our financial condition, results of operations, or cash flows.

We currently pay Sunoco, Inc. an annual administrative fee for the provision by Sunoco, Inc. or its affiliates of various general and administrative services for our benefit. This fee is subject to periodic re-negotiation, and there can be no assurance that future administrative fees charged by Sunoco, Inc. will be at or below the current level. This fee may increase if an expansion of our operations requires an increased level of general and administrative services from Sunoco, Inc. or its affiliates. If we are unable to obtain such services from Sunoco,

Inc. or third parties at or below the current cost, it could materially and adversely affect our financial condition, results of operations, or cash flows. In addition, our general partner is entitled to reimbursement for all other expenses it incurs on our behalf, including the salaries of, and the cost of employee benefits for, our general partner’s employees, including senior executives, who provide services to us. Our general partner will determine the amount of these expenses in good faith. These cost reimbursements could materially and adversely affect our financial condition, results of operations, or cash flows.

A significant decrease in demand for refined products in the markets served by our pipelines and terminals could materially and adversely affect our financial condition, results of operations, or cash flows.

A sustained decrease in demand for refined products in the markets served by our pipelines and terminals could materially and adversely affect our financial condition, results of operations, or cash flows. Factors that could lead to a decrease in market demand for our assets include:

•	a recession or other adverse economic condition that results in lower purchases of refined petroleum products;

•	higher refined product prices due to an increase in the market price of crude oil, changes in economic conditions, or other factors;

•	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline or other refined products;

•	a shift by consumers to more fuel-efficient or alternative fuel vehicles or an increase in fuel economy, whether as a result of technological advances by manufacturers, pending legislation proposing to mandate higher fuel economy, or otherwise; and

•	a temporary or permanent material increase in the price of refined products as compared to alternative sources of refined products available to our customers.

Rate regulation may not allow us to recover the full amount of increases in our costs, and a successful challenge to our rates could materially and adversely affect our financial condition, results of operations, or cash flows.

The primary rate-making methodology of the Federal Energy Regulatory Commission, or FERC, is price indexing. We use this methodology in all of our interstate markets. In an order issued February 24, 2003, the FERC announced that, effective July 1, 2003, the index would equal the change in the producer price index for finished goods (previously, the index was equal to the change in the producer price index for finished goods minus 1%). If the index falls, we would be required to reduce rates that are based on the FERC’s price indexing methodology if they exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in our costs. The FERC’s rate-making methodologies may limit our ability to set rates based on our true costs or may delay the use of rates that reflect increased costs. Any of the foregoing could materially and adversely affect our financial condition, results of operations, or cash flows.

Under the Energy Policy Act adopted in 1992, certain interstate pipeline rates were deemed just and reasonable or “grandfathered.” Most of our revenues are derived from grandfathered rates on our FERC-regulated refined products pipelines. A person challenging a grandfathered rate must, as a threshold matter, establish a substantial change since the date of enactment of the Act, in either the economic circumstances or the nature of the service that formed the basis for the rate. A complainant might assert that the creation of the partnership itself constitutes such a change, an argument that has not previously been specifically addressed by the FERC. If the FERC were to find a substantial change in circumstances, then the existing rates could be subject to detailed review. There is a risk that some rates could be found to be in excess of levels justified by our cost of service. In such event, the FERC would order us to reduce rates prospectively and could order us to pay reparations to complaining shippers. Reparations could be required for a period of up two years prior to the date of filing the complaint in the case of rates that are not grandfathered and for the period starting with the filing of the complaint in the case of grandfathered rates. Any such order could materially and adversely affect our financial condition, results of operations, or cash flows.

We have applied to FERC for permission to charge market-based rates in many of the refined products markets we serve. If, and to the extent, the application is granted we would be able to establish rates without regard to the index or our cost-of-service.

On July 20, 2004, the United States Court of Appeals for the District of Columbia Circuit, or the D.C. Circuit, issued its opinion in BP West Coast Products, LLC v. FERC, which upheld FERC’s determination that the rates of an interstate petroleum products pipeline, SFPP, L.P., or SFPP, were grandfathered rates under the Energy Policy Act of 1992 and that SFPP’s shippers had not demonstrated substantially changed circumstances that would justify modification of those rates. The court also vacated the portion of the FERC’s decision applying the Lakehead policy. In the Lakehead decision, the FERC allowed an oil pipeline master limited partnership to include in its cost-of-service an income tax allowance to the extent that its unitholders were corporations subject to income tax. The BP West Coast decision is likely to be appealed to the D.C. Circuit, and the new tax allowance policy is subject to rehearing and further action by the FERC. The ultimate outcome of this proceeding is not certain, and could result in changes to the FERC’s treatment of income tax allowances in cost-of-service. In May and June 2005, the FERC issued a statement of general policy, as well as an order on remand of BP West Coast, respectively, in which the FERC has stated it will permit pipelines to include in cost-of-service a tax allowance to reflect actual or potential tax liability on their public utility income attributable to all partnership or limited liability company interests, if the ultimate owner of the interest has an actual or potential income tax liability on such income. Whether a pipeline’s owners have such actual or potential income tax liability will be reviewed by the FERC on a case-by-case basis. Although the new policy is generally favorable for pipelines that are organized as pass-through entities, it still entails rate risk due to the case-by-case review requirement. However, on December 16, 2005, the FERC issued its first case-specific review of the income tax allowance issue in the SFPP, L.P. proceeding. The FERC ruled favorably to SFPP L.P. on all income tax issues and set forth guidelines regarding the evidence necessary for the pipeline to determine its income tax allowance.

In addition, a state commission could also investigate our intrastate rates or terms and conditions of service on its own initiative or at the urging of a shipper or other interested party. If a state commission found that our rates exceeded levels justified by our cost of service, the state commission could order us to reduce our rates.

Sunoco R&M has agreed not to challenge, or to cause others to challenge or assist others in challenging, our tariff rates in effect during the term of the pipelines and terminals storage and throughput agreement. This agreement does not prevent other current or future shippers from challenging our tariff rates. At the end of the term of the agreement, Sunoco R&M will be free to challenge, or to cause other parties to challenge or assist others in challenging, our tariff rates in effect at that time. If any party successfully challenges our tariff rates, it could materially and adversely affect our financial condition, results of operations, or cash flows.

Potential changes to current rate-making methods and procedures may impact the federal and state regulations under which we will operate in the future. In addition, if the FERC’s petroleum pipeline ratemaking methodology changes, the new methodology could materially and adversely affect our financial condition, results of operations, or cash flows.

Our operations are subject to federal, state, and local laws and regulations relating to environmental protection and operational safety that could require substantial expenditures.

Our pipelines, gathering systems, and terminal operations are subject to increasingly strict environmental and safety laws and regulations. The transportation and storage of refined products and crude oil result in a risk that refined products, crude oil, and other hydrocarbons may be suddenly or gradually released into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability to government agencies for natural resources damages, personal injury, or property damages to private parties and significant business interruption. We own or lease a number of properties that have been used to store or distribute refined products and crude oil for many years. Many of these properties also have been previously owned or operated by third parties whose handling, disposal, or release of hydrocarbons and other wastes were not under our control, and for which, in some cases, we have indemnified the previous owners and operators.

Failure to comply with these laws and regulations may result in assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens and, to a lesser extent, issuance of injunctions to limit or cease operations. If we were unable to recover these costs through increased revenues, it could materially and adversely affect our financial position, results of operations, or cash flows.

Our business is subject to federal, state and local laws and regulations that govern the product quality specifications of the petroleum products that we store and transport.

Petroleum products that we store and transport are sold by our customers for consumption into the public market. Various federal, state and local agencies have the authority to prescribe specific product quality specifications to commodities sold into the public market. Changes in product quality specifications could reduce our throughput volume, require us to incur additional handling costs or require the expenditure of capital. In addition, different product specifications for different markets impact the fungibility of the system and could require the construction of additional storage. If we are unable to recover these costs through increased revenues, it could materially and adversely affect our financial position, results of operations, or cash flows.

When the price of foreign crude oil delivered to the United States is greater than that of domestic crude oil, or the price for the future delivery of crude oil falls below current prices, customers are less likely to store crude oil, thereby reducing storage revenues at our Nederland Terminal.

Most of the crude oil stored at our Nederland Terminal is foreign crude oil. When the price of foreign crude oil delivered to the United States is greater than that of domestic crude oil, the demand for this storage capacity may decrease. If this market condition occurs, our storage revenues will be lower, which could materially and adversely affect our financial position, results of operations, or cash flows.

When the price of crude oil in a given month exceeds the price of crude oil for delivery in a subsequent month, the market is backwardated. When the crude oil market is backwardated, the demand for storage capacity at our Nederland Terminal may decrease because crude oil producers can capture a premium for prompt deliveries rather than storing it for sale later. In a backwardated market, our storage revenues may be lower, which could materially and adversely affect our financial position, results of operations, or cash flows.

A material decrease in crude oil available for transport through our Western Pipeline System could materially and adversely affect our financial position, results of operations, or cash flows.

The volume of crude oil transported in our crude oil pipelines depends on the availability of attractively priced crude oil produced in the areas accessible to our crude oil pipelines and received from other common carrier pipelines. If we do not replace volume lost due to a material temporary or permanent decrease in supply, the volume of crude oil transported through our pipelines would decline. In addition, sustained low crude oil prices could lead to a decline in drilling activity and production levels or the shutting-in or abandonment of marginal wells. Similarly, a temporary or permanent material increase in the price of crude oil supplied from any of these sources, as compared to alternative sources of crude oil available to our customers, could cause the volume of crude oil transported in our pipelines to decline. Any decline in the volume of crude oil transported in our pipelines could materially and adversely affect our financial position, results of operations, or cash flows.

Any reduction in the capability of, or the allocations to, our shippers in interconnecting, third-party pipelines would cause a reduction of volumes transported in our pipelines and through our terminals, which could materially and adversely affect our financial condition, results of operations, or cash flows.

Sunoco R&M and the other users of our pipelines and terminals are dependent upon connections to third-party pipelines to receive and deliver crude oil and refined products. Any reduction of capabilities of these interconnecting pipelines due to testing, line repair, reduced operating pressures, or other causes would result in reduced volumes transported in our pipelines or through our terminals. Similarly, if additional shippers begin transporting volume over interconnecting pipelines, the allocations to our existing shippers could be reduced, which also would reduce volumes transported in our pipelines or through our terminals. Any reduction in volumes transported in our pipelines or through our terminals could materially and adversely affect our financial condition, results of operations, or cash flows.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

Our operations and those of our customers and suppliers may be subject to operational hazards and unforeseen interruptions such as natural disasters (including hurricanes), adverse weather, accidents, fires, explosions, hazardous materials releases, and other events beyond our control. These events might result in a loss of equipment or life, injury, or extensive property damage, as well as an interruption in our operations. We may not be able to maintain or obtain insurance of the type and amount desired at reasonable rates. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could materially and adversely affect our financial condition, results of operations, or cash flows.

We are exposed to the credit and other counterparty risk of our customers in the ordinary course of our business.

There can be no assurance that we have adequately assessed the credit worthiness of our existing or future counterparties or that there will not be an unanticipated deterioration in their credit worthiness, which could have an adverse impact on us. In those cases in which we provide division order services for crude oil purchased at the wellhead, we may be responsible for distribution of proceeds to all parties. In other cases, we pay all of or a portion of the production proceeds to an operator who distributes these proceeds to the various interest owners. There can be no assurance that we will not experience losses in dealings with other parties. Such losses could materially and adversely affect our financial condition, results of operations, or cash flows.

Competition with respect to our operating segments could ultimately lead to lower levels of profits and could materially and adversely affect our financial condition, results of operations, or cash flows.

We face competition from other pipelines, terminals and crude oil marketers, as well as from other means of transporting, storing and distributing petroleum products. Our customers demand delivery of products on tight time schedules and in a number of geographic markets. If our quality of service declines or we cannot meet the demands of our customers, they may utilize the services of our competitors. If a competing crude oil or refined product pipeline or other crude oil marketer charged lower rates than we do, we could be forced to reduce our rates to remain competitive, which could materially and adversely affect our financial condition, results of operations, or cash flows.

Mergers among our customers and competitors could result in lower volumes being shipped on our pipelines or products stored in or distributed through our terminals, or reduced crude oil marketing margins or volumes, any of which could materially and adversely affect our financial condition, results of operations, or cash flows.

Mergers between existing customers could provide strong economic incentives for the combined entities to utilize their existing systems instead of ours in those markets where the systems compete. As a result, we could lose some or all of the volumes and associated revenues from these customers and we could experience difficulty in replacing those lost volumes and revenues, which could materially and adversely affect our financial condition, results of operations, or cash flows.

Restrictions in our debt agreements, and in Sunoco, Inc.’s debt agreements, may prevent us from engaging in some beneficial transactions or paying distributions to unitholders.

As of December 31, 2005, our total outstanding long-term indebtedness was approximately $355.6 million, consisting of $249.0 million of senior notes, net of unamortized discount of $1.0 million and $106.6 million of borrowings under our credit facility. Our payment of principal and interest on the debt will reduce the cash available for distribution on our units, as will our obligation to repurchase the senior notes upon the occurrence of specified events involving a change in control of our general partner. In addition, we are prohibited by our credit facility and the senior notes from making cash distributions during an event of default, or if the payment of a distribution would cause an event of default, under any of our debt agreements. The termination of our pipelines and terminals storage and throughput agreements with Sunoco R&M would constitute an event of default under our credit facility. Failure to renew these agreements could lead to an event of default under our credit facility. Our leverage and various limitations in our credit facility and our senior notes may reduce our ability to incur additional debt, engage in some transactions, and capitalize on acquisition or other business opportunities. Since Sunoco, Inc. owns and controls our general partner, we are not permitted to incur additional debt if the effect would be to cause an event of default under Sunoco, Inc.’s revolving credit agreements. Any subsequent refinancing of Sunoco, Inc.’s or our current debt or any new debt could have similar or greater restrictions.

Rising short-term interest rates could increase our financing costs and reduce the amount of cash we generate.

As of December 31, 2005, we had $106.6 million of floating-rate debt. As a result, we have exposure to changes in short-term interest rates. Rising short-term rates could materially and adversely affect our financial condition, results of operations, or cash flows.

Potential future acquisitions and expansions, if any, may affect our business by substantially increasing the level of our indebtedness and contingent liabilities, and have a risk of not being effectively integrated into our existing operations.

From time to time, we evaluate and acquire assets and businesses that we believe complement or diversify our existing assets and businesses. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. If we consummate any future acquisitions, our capitalization and results of operations may change significantly.

Acquisitions and business expansions involve numerous risks, including difficulties in the assimilation of the assets and operations of the acquired businesses, inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas. Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. In some cases, we have indemnified the previous owners and operators of acquired assets. Following an acquisition, we may discover previously unknown liabilities associated with the acquired business for which we have no recourse under applicable indemnification provisions. An acquisition may require us to assume certain prior known or unknown liabilities.

A down-grading in Sunoco, Inc.’s credit rating could result in a down-grading in our credit rating, which could adversely affect our ability to obtain financing.

Due to our relationship with Sunoco, Inc., our credit rating is partly dependent on Sunoco, Inc.’s credit rating. Any down-grading in Sunoco, Inc.’s credit rating could result in a down-grading in our credit rating, which could, among other things, limit our ability to obtain financing on the terms currently available to us, if at all.

Terrorist attacks aimed at our facilities could adversely affect our business.

Since the September 11, 2001 terrorist attacks, the U.S. government has issued warnings that energy assets, specifically the nation’s pipeline and terminal infrastructure, may be the future targets of terrorist organizations. Any future terrorist attack at our facilities, those of our customers and, in some cases, those of other pipelines, refineries, or terminals could materially and adversely affect our financial condition, results of operations, or cash flows.

Due to our lack of asset diversification, adverse developments in our businesses could materially and adversely affect our financial condition, results of operations, or cash flows.

We rely exclusively on the revenues generated from our businesses, and dividends from our equity investments. Due to our lack of asset diversification, an adverse development in one of these businesses could have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.

Risks Inherent in an Investment in Us

Sunoco, Inc. and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to the detriment of our unitholders.

Sunoco, Inc. indirectly owns and controls our general partner, which holds the 2% general partner interest and a 45.9% limited partner interest in us. Conflicts of interest may arise between Sunoco, Inc. and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, the general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	Sunoco R&M, as a shipper on our pipelines, and a customer at our terminals, could seek lower tariff rates or terminalling fees, once the terms of Sunoco R&M’s obligations under the pipelines and terminals storage and throughput agreements expire in 2007 through 2009.

•	neither our partnership agreement nor any other agreement requires Sunoco, Inc. to pursue a business strategy that favors us or utilizes our assets, including whether to increase or decrease refinery production, whether to shut down or reconfigure a refinery, or what markets to pursue or grow. Sunoco, Inc.’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Sunoco, Inc.;

•	our general partner is allowed to take into account the interests of parties other than us, such as Sunoco, Inc., in resolving conflicts of interest;

•	under our partnership agreement, our general partner has limited liability and restricted fiduciary duties with respect to actions that, without the limitations and restrictions, might constitute breaches of fiduciary duty;

•	under our partnership agreement, the remedies available to our unitholders with respect to conduct by our general partner that may constitute a breach of fiduciary duty have been limited;

•	our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities, and reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner determines which costs incurred by Sunoco, Inc. and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including the pipelines and terminals storage and throughput agreements with Sunoco R&M; and

•	our general partner decides whether to retain separate counsel, accountants, or others to perform services for us.

Even if unitholders are dissatisfied, they cannot remove our general partner without its consent, which could lower the trading price of the common units.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors and will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen by the members of our general partner, all of which are subsidiaries of Sunoco, Inc. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units trade could be diminished because of the absence or reduction of a control premium in the trading price.

The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. Unitholders are currently unable to remove the general partner without its consent because the general partner and its affiliates own sufficient units to prevent its removal. Also, if the general partner is removed without cause during the subordination period and units held by the general partner are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal of the general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholders’ dissatisfaction with the general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of the general partner, cannot vote on any matter.

The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

The control of our general partner may be transferred to a third party without unitholder consent.

The general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the owner of the general partner from transferring its ownership interest in the general partner to a third party. The new owner of the general partner would then be in a position to replace the board of directors and officers of the general partner with its own choices and to control the decisions taken by the board of directors and officers.

We may issue additional common units without your approval, which would dilute your ownership interests.

During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 5,691,820 additional common units. Our general partner also may cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances.

After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Sunoco, Inc. and its affiliates may engage in limited competition with us.

Sunoco, Inc. and its affiliates may engage in limited competition with us. Pursuant to the omnibus agreement, Sunoco, Inc. and its affiliates will agree not to engage in the business of purchasing crude oil at the wellhead or operating refined product or crude oil pipelines or terminals or LPG terminals in the continental United States. The omnibus agreement, however, does not apply to:

•	any business operated by Sunoco, Inc. or any of its subsidiaries at the closing of our initial public offering;

•	any logistics asset constructed by Sunoco, Inc. or any of its subsidiaries within a manufacturing or refining facility in connection with the operation of that facility;

•	any business that Sunoco, Inc. or any of its subsidiaries acquires or constructs that has a fair market value of less than $5.0 million; and

•	any business that Sunoco, Inc. or any of its subsidiaries acquires or constructs that has a fair market value of $5.0 million or more if we have been offered the opportunity to purchase the business for fair market value, and we decline to do so with the concurrence of our conflicts committee.

Upon a change of control of Sunoco, Inc. or a sale of the general partner by Sunoco, Inc., the non-competition provisions of the omnibus agreement may terminate.

Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits the general partner or its affiliates.

In some instances, our general partner may cause us to borrow funds from affiliates of Sunoco, Inc. or from third parties in order to permit the payment of cash distributions. These borrowings are permitted even if the purpose and effect of the borrowing is to enable us to make a distribution on the subordinated units, to make incentive distributions, or to hasten the expiration of the subordination period.

Our general partner has a limited call right that may require our unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units.

A unitholder may not have limited liability if a state or federal court finds that we are not in compliance with the applicable statutes or that unitholder action constitutes control of our business.

The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. A unitholder could be held liable in some circumstances for our obligations to the same extent as a general partner if a state or federal court determined that:

•	we had been conducting business in any state without complying with the applicable limited partnership statute; or

•	the right or the exercise of the right by the unitholders as a group to remove or replace our general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted participation in the “control” of our business.

Under applicable state law, our general partner has unlimited liability for our obligations, including our debts and environmental liabilities, if any, except for our contractual obligations that are expressly made without recourse to the general partner.

In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that under some circumstances a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, prospective purchasers of our common units should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity level taxation by individual states. If the Internal Revenue Service, or IRS, treats us as a corporation or we become subject to entity level taxation for state tax purposes, it would substantially reduce the amount of cash available for distribution to unitholders.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this matter.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, the cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to unitholders, likely causing a substantial reduction in the value of the common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or to otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise and other forms of taxation. If any of these states were to impose a tax on us, the cash available for distribution to you would be reduced. The partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state, or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units, and the costs of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested any ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with all our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

A unitholder may be required to pay taxes on income from us even if that unitholder does not receive any cash distributions from us.

Because our unitholders are partners to whom we will allocate taxable income, you will be required to pay any federal income taxes and, in some cases, state, local, and foreign income taxes on your share of our taxable income, whether or not cash distributions are received from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be different than expected.

If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, most of our income allocated to organizations that are exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest effective rate applicable to individuals, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of our common units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will take depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to a unitholder’s tax returns. For a further discussion of the effect of the depreciation and amortization positions we will adopt, please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election.”

The sale or exchange of 50% or more of our capital and profits interests within a 12-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits, including the interests of Sunoco, Inc., in a single or multiple transactions, within a 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Material Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

Unitholders will be subject to state and local taxes and return filing requirements.

In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if you do not live in any of these jurisdictions. Unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We own property and conduct business in Indiana, Louisiana, Maryland, Michigan, New Jersey, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, Texas, and Virginia. Each of these states, other than Texas, currently impose a personal income tax as well as an income tax on corporations and other entities. As we make acquisitions or expand our business, we may do business or own property in additional states or foreign countries that impose a personal income tax. It is the responsibility of unitholders to file all federal, state, local, and foreign tax returns. Our counsel has not rendered an opinion on the state, local, or foreign tax consequences of an investment in our common units.

Risks relating to the Debt Securities

References under this heading to “we,” “us,” and “our” mean Sunoco Logistics Partners Operations L.P.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to make payments on and to refinance our indebtedness and to fund planned expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

In the future, we may not be able to generate sufficient cash flow from operations, realize currently anticipated operating improvements or borrow amounts under our revolving credit facility sufficient to fund our liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

We are a holding company. We conduct our operations through our subsidiaries and depend on cash flow from our subsidiaries to service our debt obligations.

We are a holding company. We conduct our operations through our subsidiaries. As a result, our cash flow and ability to service our debt is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments from our subsidiaries to us. Any payment of dividends, distributions, loans or other payments from our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries also will be contingent upon the profitability of our subsidiaries. If we are unable to obtain funds from our subsidiaries we may not be able to pay interest or principal on our debt securities when due or to obtain the necessary funds from other sources.

We could incur a substantial amount of debt in the future, which could prevent us from fulfilling our debt obligations.

We are permitted to incur additional debt, subject to certain limitations under our revolving credit facility and, in the case of secured debt, under the indenture governing the notes. If we incur additional debt in the future, our increased leverage could, for example:

•	make it more difficult for us to satisfy our obligations under our debt securities or other indebtedness and, if we fail to comply with the requirements of the other indebtedness, could result in an event of default under our debt securities or such other indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow from working capital, capital expenditures and other general corporate activities;

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures and other general corporate activities;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	detract from our ability to successfully withstand a downturn in our business or the economy generally; and

•	place us at a competitive disadvantage against less leveraged competitors.

In the event of our bankruptcy or liquidation, holders of our debt securities will be paid from any assets remaining after payments to any holders of secured debt and debt of our non-guarantor subsidiaries.

The debt securities will be our general unsecured obligations, and any guarantees of our debt securities will be the general unsecured obligations of our parent and the Subsidiary Guarantors, and effectively subordinated to any secured debt that we or they may have, to the extent of the value of the assets securing that debt. In the event any of our subsidiaries do not guarantee our debt securities in the future, those debt securities will be effectively subordinated to the liabilities of any of these non-guarantor subsidiaries.

If we are declared bankrupt or insolvent, or are liquidated, the holders of our secured debt will be entitled to be paid from our assets before any payment may be made with respect to our debt securities. If any of the foregoing events occur, we cannot assure you that we will have sufficient assets to pay amounts due on our secured debt and our debt securities.

The subsidiary guarantees could be deemed to be fraudulent conveyances under certain circumstances, and a court may try to subordinate or void the subsidiary guarantees.

Our debt securities may be guaranteed by our subsidiaries. Under federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a guarantee by a subsidiary could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee received less than reasonably equivalent fair value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that subsidiary guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its liabilities, including contingent liabilities were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its liabilities, including contingent liabilities, on its existing debts, as they become absolute or mature; or

•	it could not pay its debts as they become due.

FORWARD-LOOKING STATEMENTS

All of the statements, other than statements of historical fact, included or incorporated by reference in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference contain “forward-looking” statements. These forward-looking statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on the current beliefs of our management as well as assumptions made by, and information currently available to, management. Words such as “may,” “will,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “project,” and other similar phrases or expressions identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

Although we believe these forward-looking statements to be reasonable, they are based upon a number of assumptions, any or all of which ultimately may prove to be inaccurate. These statements are subject to numerous assumptions, uncertainties and risks that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted, including, but not limited to, the following:

•	changes in demand for, or supply of, crude oil, refined petroleum products and natural gas liquids that impact demand for our pipeline, terminalling and storage services;

•	changes in the demand for crude oil we both buy and sell;

•	the loss of Sunoco R&M or another large customer or a significant reduction in its current level of throughput and storage with us;

•	an increase in the competition encountered by our crude oil and refined products terminals, pipelines and crude oil acquisition and marketing operations;

•	changes in the financial condition or operating results of joint ventures or other holdings in which we have an equity ownership interest;

•	changes in the general economic conditions in the United States;

•	changes in laws and regulations to which we are subject, including federal, state, and local tax, safety, environmental and employment laws;

•	changes in regulations concerning required composition of refined petroleum products, that result in changes in throughput volumes, pipeline tariffs and/or terminalling and storage fees;

•	improvements in energy efficiency and technology resulting in reduced demand for crude oil and refined products;

•	our ability to manage growth and control costs;

•	the effect of changes in accounting principles and tax laws and interpretations of both;

•	global and domestic economic repercussions, including disruptions in the crude oil and petroleum products markets, from terrorist activities, international hostilities and other events, and the government’s response thereto;

•	changes in the level of operating expenses and hazards related to operating facilities (including equipment malfunction, explosions, fires, spills and the effects of severe weather conditions);

•	the occurrence of operational hazards or unforeseen interruptions for which the Partnership may not be adequately insured;

•	the age of, and changes in the reliability and efficiency of our operating facilities;

•	changes in the expected level of capital, operating, or remediation spending related to environmental matters;

•	delays related to construction of, or work on, new or existing facilities and issuance of applicable permits;

•	changes in insurance markets resulting in increased costs and reductions in the level and types of coverage available;

•	our ability to identify acquisitions under favorable terms, successfully consummate announced acquisitions or expansions and integrate them into existing business operations;

•	risks related to labor relations and workplace safety;

•	non-performance by or disputes with major customers, suppliers or other business partners;

•	changes in our tariff rates implemented by federal and/or state government regulators;

•	the amount of our indebtedness, which could make us vulnerable to adverse general economic and industry conditions, limit our ability to borrow additional funds, place us at a competitive disadvantage as compared to our competitors that have less debt, or have other adverse consequences;

•	restrictive covenants in our or Sunoco, Inc.’s credit agreements;

•	changes in our or Sunoco, Inc.’s credit ratings, as assigned by rating agencies;

•	the condition of the debt capital markets and equity capital markets in the United States, and our ability to raise capital in a cost-effective way;

•	changes in interest rates on our outstanding debt, which could increase the costs of borrowing;

•	claims of our non-compliance with regulatory and statutory requirements; and

•	the costs and effects of legal and administrative claims and proceedings against us or any entity in which we have an ownership interest, and changes in the status of, or the initiation of new litigation, claims or proceedings, to which we, or any entity in which we have an ownership interest, is a party.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other factors also could have material adverse effects on future results. Except as required by securities laws applicable to the documents we incorporate by reference, we undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds (after the payment of offering expenses and underwriting discounts and commissions) from our sale of securities for general partnership purposes, which may include, among other things:

•	paying or refinancing all or a portion of our indebtedness outstanding at the time; and

•	funding working capital, capital expenditures or acquisitions (which may consist of acquisitions of discrete assets or businesses).

The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for both Sunoco Logistics Partners L.P. and Sunoco Logistics Partners Operations L.P. for each of the periods indicated is as follows:

	Years Ended December 31,
	2001		2002		2003		2004		2005
Ratio of Earnings to Fixed Charges	3.77	x	3.33	x	3.56	x	3.55	x	3.55x

For periods prior to February 8, 2002, the closing date of our initial public offering, the ratios presented above reflect the historical cost-basis accounts of Sunoco Logistics (Predecessor), and include charges from Sunoco, Inc. and its subsidiaries for direct costs and allocations of indirect corporate overhead. Our management believes that the allocation methods are reasonable, and that the allocations are representative of the costs we would have incurred on a stand-alone basis. For periods beginning on February 8, 2002, these ratios reflect the financial statements of Sunoco Logistics Partners L.P. and its subsidiaries.

For purposes of calculating the ratio of earnings to fixed charges:

•	“fixed charges” represent interest expense (including amounts capitalized), amortization of debt costs and the portion of rental expense representing the interest factor; and

•	“earnings” represent the aggregate of income from continuing operations (before adjustment for minority interest, extraordinary loss and equity earnings), fixed charges and distributions from equity investments, less capitalized interest.

DESCRIPTION OF THE COMMON UNITS

References in this “Description of the Common Units” to “we,” “us” and “our” mean Sunoco Logistics Partners L.P.

Number of Units

We currently have 20,164,051 common units outstanding, of which 13,792,136 are held by the public and 6,371,915 are held by our general partner. We also have outstanding 5,691,819 subordinated units, for which there is no established public trading market, all of which are held by our general partner. The common units and the subordinated units represent an aggregate 98% limited partner interest and the general partner interests represent an aggregate 2% general partner interest in Sunoco Logistics Partners L.P.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner without the approval of the unitholders. During the subordination period, however, except as we discuss in the following paragraphs, we may not issue equity securities ranking senior to the common units or an aggregate of more than 5,691,820 additional common units or units on parity with the common units, in each case, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

During the subordination period, we may issue an unlimited number of common units and units on parity with common units without unitholder approval as follows:

•	upon conversion of the subordinated units;

•	under employee benefit plans;

•	upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal or removal of the general partner;

•	in the event of a combination or subdivision of common units;

•	in connection with an acquisition or capital improvement (or within 365 days of an acquisition or capital improvement) where the net proceeds from such issuance are used to repay debt incurred in connection with, or to replenish cash reserves to the extent drawn down in connection with, such acquisition or capital improvement, if such acquisition or capital improvement involves assets that, if acquired or put into commercial service one year prior to the first day of the fiscal quarter in which such acquisition was made or capital improvement put into commercial service, would have resulted, in the general partner’s determination, in an increase in adjusted operating surplus per unit, on an estimated pro forma basis, as compared to the actual amount of adjusted operating surplus per unit;

•	if the net proceeds of such issuance are used to redeem an equal number of common units at a price per unit equal to the net proceeds per unit, before expenses, that we receive from such issuance;

•	in connection with acquisitions that have not been completed or capital improvements that have not commenced commercial service, or both, so long as the number of issued common units does not cause us to exceed, in the aggregate, the 5,691,820 common units and units on parity with the common units, combined, that we can issue without unitholder approval; and

•	if the proceeds from such issuance are used exclusively to repay up to $40.0 million of certain of our indebtedness.

During the subordination period, we may issue an unlimited number of equity interests in us that are subordinate to the common units or units on parity with the common units without limited partner approval .

During the subordination period, we may issue equity interests in us that are senior to the common units or units on parity with the common units with the approval of a majority of the holders of the common units and the subordinated units, voting as separate classes.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership securities, the general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us; provided, however, that the capital contributions required of the general partner will be offset to the extent contributions received by the partnership in exchange for the issuance of additional partnership securities are used by the partnership concurrently with such contributions to redeem or repurchase from any person outstanding partnership securities of the same class as the partnership securities that were issued. Moreover, the general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Voting

Our general partner manages and operates us. Unlike the holders of common stock in a corporation, the holders of our units have only limited voting rights on matters affecting our business. They have no right to elect our general partner, or the directors of our general partner, on an annual or other continuing basis. On those matters that are submitted to a vote of unitholders, each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than the general partner and its affiliates, a direct or subsequently approved transferee of the general partner or its affiliates or any other person or group approved by the board of directors of the general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes.

The subordinated units are a separate class of limited partner interests in us, and the rights of holders to participate in distributions to partners differ from, and are subordinate to, the rights of the holders of common units. For any given quarter, any available cash from operating surplus will first be distributed to the general partner and to the holders of common units, until the holders of common units have received the minimum quarterly distribution plus any arrearages, and then will be distributed to the holders of subordinated units. The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before December 31, 2006. When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Holders of subordinated units sometimes vote as a single class together with the common units and sometimes vote as a class separate from the holders of common units. Holders of subordinated units like holders of common units have very limited voting rights. During the subordination period, common units and subordinated units each vote separately as a class on the following matters:

•	a sale or exchange of all or substantially all of our assets;

•	the election of a successor general partner in connection with the removal of the general partner;

•	dissolution or reconstitution of our partnership;

•	a merger of our partnership;

•	issuance of limited partner interests in some circumstances; and

•	some amendments to the partnership agreement, including any amendment that would cause us to be treated as an association taxable as a corporation.

The subordinated units are not entitled to vote on approval of the withdrawal of the general partner or the transfer by the general partner of its general partner interest or incentive distribution rights under some circumstances. Removal of our general partner requires:

•	a 66 2/3% vote of all outstanding units voting as a single class; and

•	the election of a successor general partner by the holders of a majority of the outstanding common units and subordinated units voting as separate classes.

Under our partnership agreement, our general partner generally will be permitted to effect amendments to the partnership agreement that do not materially adversely affect unitholders without the approval of any unitholders.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding limited partner interests of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

(1)	the highest cash price paid by either of the general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those limited partner interests; and

(2)	the current market price as of the date three days before the date the notice is mailed. The current market price is defined as the average of the daily closing prices per limited partner interest of such class for the 20 consecutive trading days immediately prior to such date.

As a result of the general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Considerations—Disposition of Common Units” in the Prospectus.

Listing

Our outstanding common units are listed on the New York Stock Exchange under the symbol “SXL.” Any additional common units we issue also will be listed on the NYSE.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is American Stock Transfer & Trust Company.

Summary of Partnership Agreement

A summary of the important provisions of our partnership agreement is included in our documents filed with the SEC. Please read “Where You Can Find More Information.”

CASH DISTRIBUTIONS

Distributions of Available Cash

General. Our partnership agreement provides that we will distribute all of our available cash to unitholders of record on the applicable record date within 45 days after the end of each quarter.

Definition of Available Cash. Available cash generally means, for each fiscal quarter:

•	all cash on hand at the end of the quarter

•	less the amount of cash that the general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution. We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.45 per unit, or $1.80 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. On January 24, 2006, our general partner’s board of directors declared an increase in our quarterly distribution to $0.7125 per unit, or $2.85 per year. However, there is no guarantee that we will pay the quarterly distribution in this amount, or the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit facility or the senior notes.

Operating Surplus and Capital Surplus

General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus. Operating surplus for any period generally means:

•	our cash balance on the closing date of our initial public offering; plus

•	$15.0 million (as described below); plus

•	all of our cash receipts after the closing of our initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures after the closing of our initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves established by the general partner in good faith to provide funds for future operating expenditures.

Definition of Capital Surplus. Generally, capital surplus will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $15.0 million in addition to our cash balance on the closing date of our initial public offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $15.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General. During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Definition of Subordination Period. The subordination period will extend until the first day of any quarter beginning after December 31, 2006 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Conversion of Subordinated Units. Under the Partnership Agreement, 50% of the subordinated units, or up to 5,691,819 subordinated units, may convert into common units, before the end of the subordination period, on a one-for-one basis, immediately after the distribution of available cash to the partners in respect of any quarter ending on or after:

•	December 31, 2004 with respect to 25% of the subordinated units; and

•	December 31, 2005 with respect to 25% of the subordinated units.

The early conversions will occur if at the end of the applicable quarter each of the following occurs:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

The Partnership has met the tests set forth in the partnership agreement and, one-quarter of the originally issued subordinated units (or 2,845,910 subordinated units) were converted into common units on each of February 15, 2005 and February 15, 2006.

Definition of Adjusted Operating Surplus. Adjusted operating surplus for any period generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Expiration of the Subordination Period. Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash from Operating Surplus during the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	First, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “Incentive Distribution Rights” below.

Distributions of Available Cash from Operating Surplus after the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “Incentive Distribution Rights” below.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds all of the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.500 per unit for that quarter (the “first target distribution”);

•	Second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.575 per unit for that quarter (the “second target distribution”);

•	Third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.700 per unit for that quarter (the “third target distribution”); and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels.

The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any.

The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.450	98%	2%
First Target Distribution	up to $0.500	98%	2%
Second Target Distribution	above $0.500 up to $0.575	85%	15%
Third Target Distribution	above $0.575 up to $0.700	75%	25%
Thereafter	above $0.700	50%	50%

Distributions from Capital Surplus

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to the initial public offering price;

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of the incentive distribution rights and 2% to the general partner.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	unrecovered initial unit price;

•	the number of common units issuable during the subordination period without a unitholder vote; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distribution levels would each be reduced to 62% of their previous levels.

Distributions of Cash Upon Liquidation

General. If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	First, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:

•	the unrecovered initial unit price;

•	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

•	any unpaid arrearages in payment of the minimum quarterly distribution;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner until the capital account for each subordinated unit is equal to the sum of:

•	the unrecovered initial unit price; and

•	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	Fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

•	Fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

•	Sixth, 75% to all unitholders, pro rata, and 25% to the general partner, until we allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of our existence; and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses. Upon our liquidation, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•	First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to the general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts upon the Issuance of Additional Units. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner that results, to the extent possible, in the general partner’s capital account balances equaling the amount that they would have been if no earlier positive adjustments to the capital accounts had been made.

DESCRIPTION OF THE DEBT SECURITIES

References in this “Description of the Debt Securities” to “we,” “us” and “our” mean Sunoco Logistics Partners Operations L.P. References in this prospectus to an “Indenture” refer to the particular Indenture under which we issue a series of debt securities.

The following description sets forth the general terms and provisions that apply to the debt securities. Each prospectus supplement will state the particular terms that will apply to the debt securities included in the supplement.

We will issue our senior debt securities under an Indenture, among us, as issuer, Sunoco Logistics Partners L.P. as Guarantor, the Subsidiary Guarantors, and Citibank, N.A., as trustee. The term “Trustee” as used in this prospectus refers to the trustee under a particular Indenture. The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. We, the Trustee, Sunoco Logistics Partners L.P., and the Subsidiary Guarantors may enter into supplements to the Indenture from time to time. The debt securities will be either senior debt securities or subordinated debt securities of Sunoco Logistics Partners Operations L.P. If we decide to issue subordinated debt securities, we will issue them under a separate Indenture containing subordination provisions.

Neither Indenture contains provisions that would afford holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise adversely affect our capital structure or credit rating.

This description is a summary of the material provisions of the debt securities and the Indentures. We urge you to read the forms of senior Indenture and subordinated Indenture filed as exhibits to the registration statement of which this prospectus is a part because those Indentures, and not this description, govern your rights as a holder of debt securities.

General

The Debt Securities

Any series of debt securities that we issue:

•	will be our general obligations;

•	will be guaranteed by Sunoco Logistics Partners L.P., and may be guaranteed by the Subsidiary Guarantors and, when so guaranteed, will be their general obligations; and

•	may be subordinated to our Senior Indebtedness, and any guarantees of Sunoco Logistics Partners L.P., and the Subsidiary Guarantors will be subordinated to their Senior Indebtedness.

The Indenture does not limit the total amount of debt securities that we may issue. We may issue debt securities under the Indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

Specific Terms of Each Series of Debt Securities to be Described in the Prospectus Supplement

We will prepare a prospectus supplement and either a supplemental indenture, or authorizing resolutions of our general partner’s board of directors, accompanied by an officers’ certificate, relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	the form and title of the debt securities;

•	the total principal amount of the debt securities;

•	the date or dates on which the debt securities may be issued;

•	whether the debt securities are senior or subordinated debt securities;

•	the currency or currencies in which principal and interest will be paid, if not in U.S. dollars;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	the dates on which the principal and premium, if any, of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	whether the debt securities are entitled to the benefits of any guarantees by the Subsidiary Guarantors;

•	whether the debt securities may be issued in amounts other than $1,000 each or multiples thereof;

•	any changes to or additional events of default or covenants;

•	the subordination, if any, of the debt securities and any changes to the subordination provisions of the subordinated Indenture; and

•	any other terms of the debt securities.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement also will describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•	debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.

At our option, we may make interest payments by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

Unless otherwise provided in the applicable prospectus supplement, debt securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

The Parent Guarantee

Our payment obligations under any series of debt securities will be fully and unconditionally guaranteed by Sunoco Logistics Partners L.P., which will execute a notation of guarantee as further evidence of its guarantee. The applicable prospectus supplement will describe the terms of any guarantee by Sunoco Logistics Partners L.P.

Sunoco Logistics Partners L.P.’s guarantee of any series of the senior debt securities will be Sunoco Logistics Partners L.P.’s unsecured and unsubordinated general obligation, and will rank on a parity with all of Sunoco Logistics Partners L.P.’s other unsecured and unsubordinated indebtedness. With respect to a series of subordinated debt securities, its guarantee will be subordinated to the senior debt of Sunoco Logistics Partners L.P. to substantially the same extent as the series of subordinated debt securities is subordinated to our senior debt.

The Subsidiary Guarantees

Our payment obligations under any series of debt securities may be jointly and severally, fully and unconditionally guaranteed by the Subsidiary Guarantors. If a series of debt securities are so guaranteed, the Subsidiary Guarantors will execute a notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by the Subsidiary Guarantors. If a series of debt securities is guaranteed by the Subsidiary Guarantors and is designated as subordinate to our Senior Indebtedness, then the guarantees by the Subsidiary Guarantors will be subordinated to the Senior Indebtedness of the Subsidiary Guarantors to substantially the same extent as the series is subordinated to our Senior Indebtedness. See “—Subordination.”

Limitations on Guarantees; Releases

The obligations of each of the Guarantor and the Subsidiary Guarantors under its guarantee of the debt securities will be limited to the maximum amount that will not result in its obligations under its guarantee constituting a fraudulent conveyance or fraudulent transfer under Federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the guarantor; and

•	any collections from or payments made by or on behalf of any other guarantors in respect of its obligations under its guarantee.

The guarantee of the Guarantor or any Subsidiary Guarantor may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described below in “Defeasance,” then any Subsidiary Guarantor will be released with respect to that series. Further, if no default has occurred and is continuing under the Indenture, and to the extent not otherwise prohibited by the Indenture, the Guarantor or a Subsidiary Guarantor will be unconditionally released and discharged from its guarantee:

•	in the case of a Subsidiary Guarantor, automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor;

•	in the case of a Subsidiary Guarantor, automatically upon the merger of the Subsidiary Guarantor into us, the Guarantor or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor;

•	in the case of the Guarantor, automatically upon the merger of the Guarantor into us or any Subsidiary Guarantor, or the liquidation or dissolution of the Guarantor; or

•	in the case of the Guarantor or a Subsidiary Guarantor, following delivery of a written notice by us to the Trustee, upon the release of all guarantees by the Guarantor or the Subsidiary Guarantor of any debt of ours for borrowed money or for a guarantee thereof, except for any series of debt securities.

Specific Covenants

The Indenture will contain the following covenants for the benefit of the holders of all series of debt securities:

Reports

So long as any debt securities are outstanding, Sunoco Logistics Partners L.P. will:

•	for as long as it is required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 15 days after it is required to file with the SEC, copies of the annual report and of the information, documents and other reports which it is required to file with the SEC pursuant to the Exchange Act;

•	if it is not required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 15 days after it would have been required to file with the SEC, financial statements and a Management’s Discussion and Analysis of Financial Condition and Results of Operations, both comparable to what it would have been required to file with the SEC had it been subject to the reporting requirements of the Exchange Act, unless the SEC will not accept such a filing; and

•	if it is required to furnish annual or quarterly reports to its unitholders pursuant to the Exchange Act, file with the Trustee any annual report or other reports sent to unitholders generally.

A series of debt securities may contain additional financial and other covenants. The applicable prospectus supplement will contain a description of any such covenants that are added to the Indenture specifically for the benefit of holders of a particular series.

Consolidation, Merger or Sale

We will not merge, amalgamate or consolidate with or into any other Person or sell, convey, lease, transfer or otherwise dispose of all or substantially all of our assets to any Person, whether in a single transaction or series of related transactions, except in accordance with the provisions of our partnership agreement, and unless:

•	we are the surviving Person in the case of a merger, or the surviving Person:

•	is a partnership, limited liability company or corporation organized under the laws of the United States, a state thereof or the District of Columbia; and

•	expressly assumes, by supplemental indenture in form satisfactory to the Trustee, all the obligations under the Indenture and the debt securities to be performed or observed by us;

•	immediately after giving effect to the transaction or series of transactions, no Default or Event of Default would occur or be continuing;

•	if we are not the surviving Person, then each of the Guarantor and Subsidiary Guarantor, unless it is the Person with which we have consummated a transaction under this provision, shall have confirmed that its guarantee of the notes shall continue to apply to the obligations under the debt securities and the Indenture; and

•	we have delivered to the Trustee an officers’ certificate and opinion of counsel, each stating that the merger, amalgamation, consolidation, sale, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required, the supplemental indenture, comply with the Indenture.

Thereafter, the surviving Person will be substituted for us under the Indenture. If we sell or otherwise dispose of (except by lease) all or substantially all of our assets and the above stated requirements are satisfied, we will be released from all our liabilities and obligations under the Indenture and the debt securities.

Events of Default, Remedies and Default

Events of Default

Each of the following events will be an “Event of Default” under the Indenture with respect to a series of debt securities:

•	default in any payment of interest on any debt securities of that series when due that continues for 30 days;

•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;

•	default in the payment of any sinking fund payment on any debt securities of that series when due;

•	failure by us or the Guarantor or, if the series of debt securities is guaranteed by any Subsidiary Guarantor, by such Subsidiary Guarantor to comply for 60 days after notice with the other agreements contained in the Indenture, any supplement to the Indenture or any board resolution authorizing the issuance of that series;

•	certain events of bankruptcy, insolvency or reorganization of us or the Guarantor or, if the series of debt securities is guaranteed by any Subsidiary Guarantor, of such Subsidiary Guarantor; or

•	the guarantee of the Guarantor or, if the series of debt securities is guaranteed by any Subsidiary Guarantor:

•	any of the guarantees ceases to be in full force and effect, except as otherwise provided in the Indenture;

•	any of the guarantees is declared null and void in a judicial proceeding; or

•	the Guarantor or any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its guarantee.

Exercise of Remedies

If an Event of Default, other than an Event of Default described in the fifth bullet point above, occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately.

A default under the fourth bullet point above will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us and the Guarantor and, if the series of debt securities is guaranteed by any Subsidiary Guarantor, any such Subsidiary Guarantor, of the default and such default is not cured or waived within 60 days after receipt of notice.

If an Event of Default described in the fifth bullet point above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any holders.

The holders of a majority in principal amount of the outstanding debt securities of a series may rescind any declaration of acceleration by the Trustee or the holders with respect to the debt securities of that series but only if:

•	rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and

•	all existing Events of Default have been cured or waived, other than the nonpayment of principal, premium or interest on the debt securities of that series that has become due solely by the declaration of acceleration.

The Trustee will be under no obligation, except as otherwise provided in the Indenture, to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any costs, liability or expense. No holder may pursue any remedy with respect to the Indenture or the debt securities of any series, except to enforce the right to receive payment of principal, premium, if any, or interest when due on its debt securities, unless:

•	such holder has previously given the Trustee notice that an Event of Default with respect to that series is continuing;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the Trustee pursue the remedy;

•	such holders have offered the Trustee reasonable indemnity or security against any cost, liability or expense;

•	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

•	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

The holders of a majority in principal amount of the outstanding debt securities of a series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any right or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that:

•	conflicts with law;

•	the Trustee determines is unduly prejudicial to the rights of any other holder; or

•	would involve the Trustee in personal liability.

Notice of an Event of Default

Within 30 days after the occurrence of any Default (meaning an event that is, or after the notice or passage of time would be, an Event of Default,) or Event of Default, we are required to give an officers’ certificate to the Trustee specifying the Default or Event of Default and what action we are taking or propose to take to cure it. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, an officers’ certificate indicating that we have complied with all covenants contained in the Indenture or whether any Default or Event of Default has occurred during the previous year.

If a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder a notice of the Default by the later of 90 days after the Default occurs or 30 days after the Trustee knows of the Default. Except in the case of a Default in the payment of principal, premium, if any, or interest with respect to any debt securities, the Trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the Trustee in good faith determines that withholding such notice is in the interests of the holders.

Amendments and Waivers

We may amend the Indenture without the consent of any holder of debt securities to:

•	cure any ambiguity, omission, defect or inconsistency;

•	provide for the assumption by a successor of our obligations under the Indenture;

•	add any Subsidiary Guarantor with respect to the debt securities;

•	change or eliminate any restriction on the payment of principal of, or premium, if any, on, any debt securities;

•	add covenants for the benefit of the holders or surrender any right or power conferred upon us, the Guarantor, or any Subsidiary Guarantor;

•	make any change that does not adversely affect the rights of any holder;

•	add or appoint a successor or separate Trustee;

•	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

•	establish the form or terms of debt securities of any series to be issued under the Indenture.

In addition, we may amend the Indenture if the holders of a majority in principal amount of all debt securities of each series that would be affected then outstanding under the Indenture consent to it. We may not, however, without the consent of each holder of outstanding debt securities of each series that would be affected, amend the Indenture to:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt securities;

•	reduce the principal of or extend the stated maturity of any debt securities;

•	reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

•	make any debt securities payable in other than U.S. dollars;

•	impair the right of any holder to receive payment of premium, principal or interest with respect to such holder’s debt securities on or after the applicable due date;

•	impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder’s debt securities;

•	release any security that has been granted in respect of the debt securities, other than in accordance with the Indenture;

•	make any change in the amendment provisions that require each holder’s consent;

•	make any change in the waiver provisions; or

•	except as provided in the Indenture, release the Guarantor, or any Subsidiary Guarantor, or modify the guarantee of the Guarantor or any Subsidiary Guarantor in any manner adverse to the holders.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture requiring the consent of the holders becomes effective, we are required to mail to all holders of each series affected by it a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.

The holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series, on behalf of all such holders, and subject to certain rights of the Trustee, may waive:

•	compliance by us, the Guarantor or a Subsidiary Guarantor with certain restrictive provisions of the Indenture; and

•	any past Default or Event of Default under the Indenture

except that such majority of holders may not waive a default:

•	in the payment of principal, premium or interest; or

•	in respect of a provision that under the Indenture cannot be amended without the consent of all holders of the series of debt securities that is affected.

Defeasance

At any time, we may terminate, with respect to debt securities of a particular series, all our obligations under such series of debt securities and the Indenture, which we call a “legal defeasance.” If we decide to make a legal defeasance, however, we may not terminate certain specified obligations, including our obligations:

•	relating to the defeasance trust;

•	to register the transfer or exchange of the debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities; or

•	to maintain a registrar and paying agent in respect of the debt securities.

If we exercise our legal defeasance option, any guarantee will terminate with respect to that series of debt securities.

At any time we may also effect a “covenant defeasance,” which means we have elected to terminate our obligations under:

•	covenants applicable to a series of debt securities, including any covenant that is added specifically for such series and is described in a prospectus supplement;

•	the bankruptcy provisions with respect to the Guarantor and any Subsidiary Guarantors; and

•	the guarantee provision described under “—Events of Default, Remedies and Notices—Events of Default” above with respect to a series of debt securities, if applicable, and any Event of Default that is added specifically for such series and described in a prospectus supplement.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect to that series. If we exercise our covenant defeasance option, payment of the defeased series of debt securities may not be accelerated because of an Event of Default specified in the fourth, fifth (with respect only to the Guarantor and a Subsidiary Guarantor (if any)) or sixth bullet points under “—Events of Default” above or an Event of Default that is added specifically for such series and described in a prospectus supplement.

In order to exercise either defeasance option, we must:

•	irrevocably deposit in trust with the Trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or stated maturity, as the case may be;

•	comply with certain other conditions, including that no Default has occurred and is continuing after the deposit in trust; and

•	deliver to the Trustee an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

In addition, we may discharge all our obligations under the Indenture with respect to the debt securities of a particular series, other than our obligation to register the transfer of and exchange debt securities of that series, provided that we either:

•	deliver all outstanding debt securities of that series to the Trustee for cancellation; or

•	all debt securities of that series not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and in the case of this bullet point we have irrevocably deposited with the Trustee in trust an amount of cash sufficient to pay the entire indebtedness of the debt securities of that series, including interest and premium, if any, to the stated maturity or applicable redemption date.

No Personal Liability of General Partner

Sunoco Logistics Partners GP LLC, our general partner, and its directors, officers, employees, incorporators and stockholders, as such, will not be liable for:

•	any of our obligations or the obligations of the Guarantor or any Subsidiary Guarantors under the debt securities, the Indentures or the guarantees; or

•	any claim based on, in respect of, or by reason of, such obligations or their creation.

By accepting a debt security, each holder will be deemed to have waived and released all such liability. This waiver and release are part of the consideration for our issuance of the debt securities. This waiver may not be effective, however, to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Subordination

Debt securities of a series may be subordinated to our “Senior Indebtedness,” which we define generally to include any obligation created or assumed by us for the repayment of borrowed money and any guarantee thereof, whether outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such obligation, it is provided that such obligation is subordinate or not superior in right of payment to the debt securities or to other obligations which are pari passu with or subordinated to the debt securities. Subordinated debt securities and the related guarantees will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness and that of the Guarantor or any Subsidiary Guarantor that is designated as “Senior Indebtedness” with respect to the series.

The holders of Senior Indebtedness of ours or the Guarantor or, if applicable, a Subsidiary Guarantor, will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium or interest with respect to the subordinated debt securities upon any payment or distribution of our assets or, if applicable to any series of outstanding debt securities, the Guarantor’s or a Subsidiary Guarantor’s assets, to creditors:

•	upon a liquidation or dissolution of us or the Guarantor or, if applicable to any series of outstanding debt securities, the Guarantor or the Subsidiary Guarantors; or

•	in a bankruptcy, receivership or similar proceeding relating to us or the Guarantor or, if applicable to any series of outstanding debt securities, to the Guarantor or the Subsidiary Guarantors.

Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that the holders of subordinated debt securities may receive units representing limited partner interests and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities.

If we do not pay any principal, premium or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, we may not:

•	make any payments of principal, premium, if any, or interest with respect to subordinated debt securities;

•	make any deposit for the purpose of defeasance or discharge of the subordinated debt securities; or

•	repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, we may deliver subordinated debt securities to the Trustee in satisfaction of our sinking fund obligation, unless, in either case:

•	the default has been cured or waived and any declaration of acceleration has been rescinded;

•	the Senior Indebtedness has been paid in full in cash; or

•	we and the Trustee receive written notice approving the payment from the representatives of each issue of “Designated Senior Indebtedness.”

Generally, “Designated Senior Indebtedness” will include:

•	any specified issue of Senior Indebtedness of at least $100 million; and

•	any other Senior Indebtedness that we may designate in respect of any series of subordinated debt securities.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by us and the Trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will end 179 days thereafter.

The Payment Blockage Period may be terminated before its expiration:

•	by written notice from the person or persons who gave the Blockage Notice;

•	by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Payment Blockage Period is no longer continuing.

Unless the holders of the Designated Senior Indebtedness have accelerated the maturity of the Designated Senior Indebtedness, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period.

Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

Book Entry, Delivery and Form

We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or “DTC,” will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be deposited with or on behalf of DTC and will not issue physical certificates to each holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

DTC advises us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC is owned by a number of its participants and by the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

We will wire principal, premium, if any, and interest payments due on the global securities to DTC’s nominee. We, the Trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the Trustee or us.

Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the debt securities of a series to be represented by a global security and notify the Trustee of our decision.

The Trustee

Citibank, N.A. is the trustee for the senior debt securities, and we may appoint a separate trustee for the subordinated debt securities. We use the term “Trustee” to refer to the trustee appointed with respect to any such series of debt securities. We may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own our debt securities.

Governing Law

The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Sunoco, Inc., on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

As indicated above, our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third or fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner to receive distributions on any subordinated units held by our general partner or the incentive distribution rights;

•	causing an early conversion of subordinated units into common units; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and subordinated units, our partnership agreement permits us to borrow funds, which may enable us to make this distribution on all outstanding units. Please read “Cash Distributions—Subordination Period” in the Prospectus.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, the operating partnership or its operating subsidiaries, other than as provided in the treasury services agreement between us and Sunoco, Inc.

We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates.

Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of certain of the officers and employees who provide services to our general partner. Generally, the officers of our general partner spend substantially all of their time managing our business and affairs. However, our general partner’s treasurer currently is required to devote substantial time to the affairs of Sunoco, Inc. or its affiliates and is compensated by them for the services rendered to them.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering staff and support services to us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our general partner intends to limit its liability regarding our obligations.

Our general partner may limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

If, at any time, our general partner and its affiliates own more than 80% of the common units then outstanding, our general partner has the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units. Our general partner may exercise this right at its option, free of any fiduciary duty or obligation to us or our unitholders. As a result, your common units may be purchased from you at an undesirable time or price. For a description of this right, please read “Description of the Common Units—Limited Call Right” above.

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent registered public accounting firm and others who have performed services for us regarding the offering have been retained by our general partner and may continue to be retained by our general partner, its affiliates and us after the offering. Attorneys, independent registered public accounting firms and others who will perform services for us in the future will be selected by our general partner or the conflicts committee and may also perform services for our general partner and its affiliates. We may, but are not required to, retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest arising between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, after the sale of the common units offered in this prospectus, depending on the nature of the conflict. Such conflicts may arise out of extraordinary transactions between us and Sunoco, Inc. or its affiliates, such as transfers of material assets or mergers or material amendments to our agreements with Sunoco, Inc. and its affiliates. We do not intend to retain separate counsel in most cases.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that the general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us and certain services the employees of our general partner provide to Sunoco, Inc. and its affiliates. Except as provided in our partnership agreement and in the Omnibus Agreement with Sunoco Inc. and its affiliates, Sunoco, Inc. and its affiliates, other than the general partner, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Responsibilities

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict, eliminate or otherwise modify the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. These modifications, among other things, restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud, willful misconduct or gross negligence.

Rights and remedies of unitholders

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

MATERIAL TAX CONSIDERATIONS

This section is a summary of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins LLP, special counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Sunoco Logistics Partners L.P and Sunoco Logistics Partners Operations L.P.

No attempt has been made in this section to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we recommend each prospective unitholder to consult, and depend on, your own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to you of an investment in, or the disposition of, our common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins LLP, and are, to the extent noted herein, based on the accuracy of the representations we make.

The IRS has made no determination regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of counsel. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting, and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by the unitholders and the general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins LLP has not rendered an opinion with respect to the following specific federal income tax issues:

(a) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”);

(b) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and

(c) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof and fertilizer. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that approximately seven percent of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income.

The IRS has made no determination as to the status of Sunoco Logistics Partners L.P. as a partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code, or any other matter affecting our prospective unitholders. Instead, we have relied on the opinion of Vinson & Elkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, Sunoco Logistics Partners L.P. has been, is, and will continue to be, classified as a partnership for federal income tax purposes.

In rendering its opinion, Vinson & Elkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which counsel has relied are:

(a) Neither we nor the operating partnership has elected or will elect to be treated as a corporation; and

(b) Sunoco Logistics Partners L.P. and Sunoco Logistics Partners Operations L.P. have been and will be operated in accordance with applicable partnership statutes, the applicable partnership agreement and in the manner described in this prospectus;

(c) For each taxable year, more than 90% of our gross income has been and will be income that our counsel has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If Sunoco Logistics Partners L.P. and Sunoco Logistics Partners Operations L.P. were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our separate tax returns rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of Sunoco Logistics Partners L.P.’s current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The remainder of this section is based on Vinson & Elkins LLP’s opinion that Sunoco Logistics Partners L.P. will be classified as partnerships for federal income tax purposes and Sunoco Logistics Partners Operations L.P. will be treated as a disregarded entity for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Sunoco Logistics Partners L.P. will be treated as partners of Sunoco Logistics Partners L.P. for federal income tax purposes. Also:

(a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Sunoco Logistics Partners L.P. for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Sunoco Logistics Partners L.P.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions. Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years that are equal to the amount of that shortfall. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if that distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,”

both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units —Recognition of Gain or Loss.”

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder that is subject to the “at risk” rules (for example, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” The IRS has indicated that net passive income from a publicly-traded partnership constitutes investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder’s share of our portfolio income will be treated as investment income. However, to the extent our portfolio income consist of qualified dividends, for the years 2003 through 2008, you must specifically elect to include qualified dividends in investment income for purposes of calculating the limit on the investment interest deduction. If this election is made, the reduced dividend tax rate of 15% for tax years 2003-2008 is not applicable to any qualified dividends included in investment income. Investment interest expense includes:

(a) interest on indebtedness properly allocable to property held for investment;

(b) our interest expense attributed to portfolio income; and

(c) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in our offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity”, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the partners in profits and losses, the interest of all the partners in cash flow and other nonliquidating distributions and rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

(a) any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

(b) any cash distributions received by the unitholder as to those units would be fully taxable; and

(c) all of these distributions would appear to be ordinary income.

Vinson & Elkins LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates. In general, the highest effective United States federal income tax rate for individuals is currently 35% and the maximum United States federal income tax rate for net capital gains (including qualified dividend income) of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition. Under current law, the capital gains rate will sunset for tax years beginning after December 31, 2008, returning to a maximum rate for capital gains for an individual of 20%. The current highest effective rate for individuals will sunset for tax years beginning after December 31, 2010, returning to a maximum rate for individuals of 39.6%.

Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue

Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we have adopted), Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “—Uniformity of Units.”

Although Vinson & Elkins LLP is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain on a sale of our assets would be less.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by the general partner, its affiliates and our other unitholders as of that time. Please read “—Allocation of Income, Gain, Loss and Deduction.” To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. As noted above, this capital gains rate will sunset for tax years beginning after December 31, 2008, returning to a maximum rate for capital gains for an individual of 20%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

(a) a short sale;

(b) an offsetting notional principal contract; or

(c) a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations as there is no controlling authority on the issue. Accordingly, Vinson & Elkins LLP is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder generally is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead, in some cases, to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the

Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Most of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold tax, at the highest effective rate applicable to individuals, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a published ruling of the IRS, the IRS has taken the position that a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is attributable to appreciated property, other than United States real property interests, that is effectively connected with a United States trade or business of the partnership. Moreover, a foreign unitholder is subject to federal income tax on gain realized on the sale or disposition of a unit to the extent that such gain is attributable to appreciated United States real property interests; however, a foreign unitholder will not be taxed or subject to withholding under this rule unless he has owned more than 5% in value of our units during the five-year period ending on the date of the disposition, provided the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Sunoco Partners LLC as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS on Form 8082 identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is:

(1) a person that is not a United States person;

(2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3) a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. For most corporations, a substantial understatement exists if the amount of the understatement exceeds the lesser of 10% of the tax required to be shown on the return for the year (or, if greater, $10,000), or $10,000,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(a) for which there is, or was, “substantial authority”; or

(b) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business or own property in 12 states, Indiana, Louisiana, Maryland, Michigan, New Jersey, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, Texas, and Virginia. Most of these states impose income taxes. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns, that may be required of him. Vinson & Elkins LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of debt securities.

SELLING UNITHOLDER

In addition to covering our offering of securities, this prospectus covers the offering for resale of up to 5,000,000 common units by Sunoco Partners LLC, as a selling unitholder. Sunoco Partners LLC is our general partner, and a wholly owned indirect subsidiary of Sunoco, Inc. Any prospectus supplement reflecting a sale of common units hereunder will set forth, with respect to the selling unitholder:

•	the number of common units owned by the selling unitholder prior to the offering;

•	the number of common units to be offered for the selling unitholder’s account; and

•	the number and (if one percent or more) the percentage of common units to be owned by the selling unitholder after the completion of the offering.

Concurrently with our initial public offering on February 8, 2002, Sunoco, Inc., through its Sunoco Partners LLC subsidiary, contributed a substantial portion of its logistics business (consisting of certain pipelines, terminalling and storage assets, and crude oil acquisition and marketing assets) to us, in exchange for: (1) a 2.0% general partner interest; (2) 5,633,639 common units; (3) 11,383,639 subordinated units; and (4) certain other rights and interests, including certain registration rights. Under our partnership agreement, at any time that we propose to file a registration statement for an offering of our equity securities for cash, we are obligated to use all reasonable efforts to include in such registration statement any common units held by Sunoco Partners LLC as Sunoco Partners LLC may request to be so included. We are also obligated to bear all costs and expenses of any such registration and offering (other than underwriting discounts and commissions), without reimbursement by Sunoco Partners LLC. Under our partnership agreement, Sunoco Partners LLC has additional demand registration rights. Please see our reports filed with the SEC for a description of our partnership agreement.

The selling unitholder may sell all, some or none of the common units covered by this prospectus. See “Plan of Distribution—Distribution by Selling Unitholder.” We will bear all costs, expenses and fees in connection with the registration of the common units offered by the selling unitholder under this prospectus other than underwriting discounts and commissions, which will be borne by the selling unitholder. The following table sets forth information relating to the selling unitholder’s beneficial ownership of our common units as of April 5, 2006:

Name of Selling Unitholder	Number and Percentage of Outstanding Common Units Beneficially Owned Prior to Completion of Offering (1)	Number of Common Units Offered Hereunder	Number and Percentage of Outstanding Common Units Owned After Completion of Offering (1)
Sunoco Partners LLC	12,063,734	5,000,000	7,063,734
	46.66%		27.32%

(1)	Percentage ownership is based on 20,164,051 common units outstanding on April 4, 2006, and 5,691,819 subordinated units that are convertible into common units on a one-for-one basis after December 31, 2006. For purposes of calculating the ownership percentage shown in the table, the subordinated units were treated as common units.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to certain additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and restrictions imposed by Section 4975 of the Internal Revenue Code. As used herein, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to (a) whether such investment is prudent under Section 404(a)(1)(B) of ERISA; (b) whether in making such investment, such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether such investment will result in recognition of unrelated business taxable income by such plan and, if so, the potential after-tax investment return. Please read “Tax Considerations—Tax-Exempt Organizations and Other Investors.” The person with investment discretion with respect to the assets of an employee benefit plan (a “fiduciary”) should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for such plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code (which also applies to IRAs that are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of limited partnership units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Pursuant to these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things, (a) the equity interest acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (b) the entity is an “Operating Partnership”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interests held by our general partner, its affiliates and certain other persons) is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA (such as governmental plans). Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in (c).

Plan fiduciaries contemplating a purchase of limited partnership units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

PLAN OF DISTRIBUTION

Distribution by Us

We may sell the securities being offered hereby directly to purchasers; through agents; through underwriters; and through dealers.

We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act of 1933. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the relevant underwriting agreement to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

Common units and debt securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

Distribution by Selling Unitholder

Distributions of common units by the selling unitholder, or by any of its partners, pledgees, donees (including charitable organizations), transferees or other successors in interest, may from time to time be offered for sale either directly by such person or entities, or through underwriters, dealers or agents or on any exchange on which the common units may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The methods by which the common units may be sold include:

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	exchange distributions and/or secondary distributions;

•	underwritten transactions;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	direct sales or privately negotiated transactions.

Such transactions may be effected by the selling unitholder at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling unitholder may effect such transactions by selling the common units to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts or commissions from the selling unitholder and may receive commissions from the purchasers of the common units for whom they may act as agent.

In addition, the selling unitholder may from time to time sell its common units in transactions permitted by Rule 144 under the Securities Act.

The selling unitholder may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the common units against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the common units for sale under the Securities Act and to indemnify the selling unitholder against certain civil liabilities, including certain liabilities under the Securities Act.

As of the date of this prospectus, neither we nor the selling unitholder has engaged any underwriter, broker, dealer or agent in connection with the distribution of common units pursuant to this prospectus by the selling unitholder. In the event an underwriter is engaged in connection with an offering of common units pursuant to this prospectus, discounts and commissions to such underwriter will not exceed 8% of the gross proceeds of any such offering. To the extent required, the number of common units to be sold, the purchase price, the name of any applicable agent, broker, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in the applicable prospectus supplement. The aggregate net proceeds to the selling unitholder from the sale of their common units offered hereby will be the sale price of those shares, less any underwriting discounts and commissions, and less any other expenses of issuance and distribution not borne by us.

The selling unitholder and any brokers, dealers, agents or underwriters that participate with the selling unitholder in the distribution of common units may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any underwriting discounts and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the common units purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.

LEGAL

Certain legal matters in connection with the securities will be passed upon by Vinson & Elkins LLP, Houston, Texas, as our counsel. Any underwriter will be advised about other issues relating to any offering by its own legal counsel.

EXPERTS

The financial statements of Sunoco Logistics Partners L. P. and its management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the parent-company-only balance sheet of Sunoco Partners LLC appearing in Sunoco Logistics Partners L.P.’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements and management’s assessment, and parent-company-only balance sheet are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$175,000,000

SUNOCO LOGISTICS PARTNERS OPERATIONS L.P.

        % Senior Notes due 2016

Guaranteed By

Sunoco Logistics Partners L.P. and Subsidiaries

PRELIMINARY PROSPECTUS SUPPLEMENT

MAY     , 2006

BARCLAYS CAPITAL

CITIGROUP

LEHMAN BROTHERS

CREDIT SUISSE

RBS GREENWICH CAPITAL

RAYMOND JAMES

SUNTRUST ROBINSON HUMPHREY

WACHOVIA SECURITIES